GIX
Green Impact Exchange

June 30, 2025

Ms. Vanessa Countryman
Secretary
Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re: Green Impact Exchange, LLC: Form 1 Amendments Pursuant to Rule 6a-2

Dear Ms. Countryman:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934,[1] Green Impact Exchange, LLC ("GIX" or the "Exchange") is herewith submitting the enclosed updates to its Form 1. T

- As required by Rule 6a-2(b)(1), Exhibits D and I as of the end of the latest fiscal year of the Exchange.
- As required by Rule 6a-2(b)(2), Exhibits K, M and N, which are up to date as of the latest date practicable within three months of that this amendment is filed.
- As required by Rule 6a-2(c), complete Exhibits A, B, C, and J, current as of the latest practicable date, but at a minimum up to date within three months as of the date that this amendment is filed.

The Exchange notes that its Form 1 application for registration as a national securities exchange was approved by the Commission on April 11, 2025,[2] which is less than three months from the filing of this amendment. Therefore, certain of the exhibits required for filing under Rule 6a-2(b) and (c) are unchanged since they were approved by the

[1] 240.6a-2 Amendments to application.
[2] See, Exchange Act Release No. 102853 (April 11, 2025); 90 FR 16207 (April 17, 2025); File No 10- 244.

Office: 646-512-9078
Mobile: 332-295-0232
jbuckley@tradegix.com
250 Park Avenue, 7th Fl
New York, NY 10177
www.tradegix.com

Commission as part of GIX's Form 1 application, and are currently posted on the Commission's website

Please contact me if you have any questions.

Sincerely,

James G. Buckley
Chief Regulatory Officer

c.: Division of Trading and Markets

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	April 30, 2028
Estimated average burden	
hours per response	880.00
Per amendment	25.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").
2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.
3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.
4. **FORMAT**

   Attach an Execution Page (Page 1) with original manual signatures.

   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.
5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.
6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.
7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.
8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.
9. **PAPERWORK REDUCTION ACT DISCLOSURE**

- Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

  An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

- Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

  Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

- It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

- It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a2.

  No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

- This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION X AMENDMENT

1. State the name of the applicant: Green Impact Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
250 Park Avenue, 7th Fl., New York, NY 10177

25000225

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
(646) 512-9078
(Telephone) (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
James G. Buckley Chief Regulatory Officer (332) 295-0232
(Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Corporate Legal Counsel: John D. Martini, Polsinelli PC, Three Logan Square, 1717 Arch Street, Philadelphia, PA 19103

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership X Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 02/17/2023 (b) State/Country of formation: Delaware, USA
(c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/2025 (MM/DD/YY) Green Impact Exchange, LLC (Name of applicant)

By: [signature] (Signature) James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this day 30th June (Month) 2025 (Year) by [signature] (Notary Public)

My Commission expires 08/05/28 County of Westchester State of New York

Joseph Cinicolo
Notary Public, State of New York
Reg. No. 01CI0027568
Qualified in Westchester County
Commission Expires August 5, 2028

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, ~~and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.~~

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit ☐ For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member, participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users. Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "GREEN IMPACT EXCHANGE, LLC", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF FEBRUARY, A.D. 2023, AT 10:48 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

7305685 8100
SR# 20230589701

Authentication: 202745323
Date: 02-20-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:48 AM 02/20/2023
FILED 10:48 AM 02/20/2023
SR 20230589701 - File Number 7305685

STATE *of* DELAWARE
CERTIFICATE *of* FORMATION
of
LIMITED LIABILITY COMPANY

GREEN IMPACT EXCHANGE, LLC

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

FIRST: The name of the limited liability company is Green Impact Exchange, LLC.

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center 1209 Orange Street, Wilmington, Delaware 19810. The name of its Registered Agent at such address is The Corporation Trust Company.

THIRD: This Certificate of Formation shall become effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation for Green Impact Exchange, LLC on February 17, 2023.

Authorized Representative

By: /s/Daniel Labovitz
Daniel Labovitz, Authorized Representative

DRAFT 5-8-2024

GIX

Green Impact
Exchange

FIRST AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT
OF GREEN IMPACT EXCHANGE, LLC

Dated as of [•], 2024

Table of Contents

Page

FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT OF
GREEN IMPACT EXCHANGE, LLC

This First Amended and Restated Limited Liability Company Agreement (as may be amended, restated or supplemented from time to time, the "**Agreement**") of Green Impact Exchange, LLC, a Delaware limited liability company (the "**Company**"), is made and entered into as of [________], 2024 (the "**Effective Date**") by and between the Company and Green Exchange, PBC, a Delaware public benefit corporation ("**Holdco**").

RECITALS

WHEREAS, on February 17, 2023 (the "**Original Effective Date**"), Holdco formed the Company as a Delaware limited liability company by filing its Certificate of Formation for the Company (as may be amended, restated or supplemented from time to time, the "**Certificate of Formation**") with the Secretary of State of the State of Delaware and entered into a Limited Liability Company Agreement of the Company effective as of the Original Effective Date (the "**Original LLC Agreement**"); and

WHEREAS, the Company and Holdco desire to amend and restate the Original LLC Agreement as of the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINED TERMS

Section 1.01 Definitions.

The following terms shall have the following meanings as used in this Agreement:

"**Act**" means the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101 et seq., as amended and in effect from time to time, and any successor statute.

"**Additional Units**" has the meaning set forth in Section 5.02(c).

"**Adjusted Capital Account Deficit**" means, with respect to any Company Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount which such Company Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g) (1) and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulation Section 1.704-1(b) (2)(ii)(d)(4), (5) and (6).

“**Affiliate**” means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by, or under direct or indirect common Control with, such Person. The term “Affiliated” shall have a correlative meaning.

“**Affiliated Institution**” has the meaning set forth in Section 10.02(f).

“**Agreement**” has the meaning set forth in the Preamble.

“**Applicable Law**” means, with respect to any Person, any and all (a) federal, territorial, state, local and foreign laws, ordinances, or regulations, (b) codes, standards, rules, requirements, orders and criteria issued under any federal, territorial, state, local or foreign laws, ordinances or regulations, (c) rules of an SRO (including the rules of any national securities exchange or foreign equivalent) and (d) any and all judgments, orders, writs, directives, authorizations, rulings, decisions, injunctions, decrees, assessments, settlement agreements, or awards of any governmental, judicial, legislative, executive, administrative or regulatory authority of the United States of America, or of any state, local, foreign, or multinational government, or any government of any possession or territory of the United States of America, or any subdivision, agency, commission, office or authority of any of the foregoing, in the case of each of the foregoing clauses (a)-(d), applicable to such Person or its business or properties.

“**Approval Date**” has the meaning set forth in Section 17.05.

“**Bankruptcy**” shall have the meaning ascribed thereto in Section 18-304 of the Act.

“**Bankruptcy Code**” means the Bankruptcy Reform Act of 1978, 11 U.S.C. Section 101 et seq., as amended and in effect from time to time, and any successor statute.

“**BBA**” has the meaning set forth in Section 11.04.

“**Board**” means the Board of Directors of the Company.

“**Book Depreciation**” means, with respect to any Company asset for each Fiscal Year, the Company’s depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Board in accordance with Treasury Regulation Section 1.704- 1(b)(2)(iv)(g)(3).

“**Book Value**” means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Company Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the Distribution by the Company of any Company asset to a Company Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c) the Board may adjust the Book Value of all Company assets to equal their respective gross Fair Market Values, as determined by the Board, as of the following times: (i) the acquisition of additional Units by a new or existing Company Member in consideration of a capital contribution of more than a de minimis amount; (ii) the Distribution by the Company to a Company Member of more than a de minimis amount of property (other than cash) as consideration for all or a part of such Company Member's Units; (iii) the grant to an Officer, employee, consultant or other service provider of the Company of any Units as a profits interest; and the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); provided, that adjustments pursuant to clauses (i), (ii) and (iii) above need not be made if the Board reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Company Members and that the absence of such adjustment does not adversely and disproportionately affect any Company Member; provided, however, that such adjustment shall be mandatory to the extent required by Treasury Regulation Section 1.704-1(b)(2)(iv);

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 5.03.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Chairperson of the Board**" has the meaning set forth in Section 7.08.

"**CEO**" has the meaning set forth in Section 9.01.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Committee**" means any committee of the Board provided for, or established pursuant to, this Agreement.

"**Company**" has the meaning set forth in the Preamble.

"**Company Member**" means Holdco and any other Unit Holders as may be added under the terms of this Agreement.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

"**Control**" means (a) the ownership, directly or indirectly, of fifty percent (50%) or more of the voting equity share capital of a specific Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person of which it owns, directly or indirectly, a majority of the ownership or voting interests.

"**Covered Person**" has the meaning set forth in Section 10.01(a).

"**Director**" has the meaning set forth in Section 7.01.

"**Distribution**" means any dividend or distribution made by the Company to a Company Member, whether in cash, property or equity securities (including as a result of a stock split or split-up) and whether an operating distribution, liquidating distribution, redemption, repurchase (subject to the proviso below) or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Company Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Company Member in such Company Member's capacity as a Director, Officer, employee, consultant or other service provider of the Company for the Company or a Company Subsidiary (if any), if and only if, in the case of the foregoing clauses (a)-(d), such actions are approved as set forth herein. "Distribute" when used as a verb and "Distributive" when used as an adjective shall have correlative meanings.

"**Effective Date**" has the meaning set forth in the Preamble.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Exchange**" means the national securities exchange operated by the Company.

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute, and the applicable rules and regulations promulgated thereunder.

"**Exchange Member**" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not an equity holder of the Company by reason of being an Exchange Member. An Exchange Member shall have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Exchange Act.

"**Exchange Rules**" shall have the same meaning as set forth in Section 3(a)(27) of the Exchange Act.

"**Executive Representative**" means the Person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of an Exchange Member

"**Fair Market Value**" means:

(a) as applied to any asset constituting cash or cash equivalents, the amount of such cash or cash equivalents;

(b) as applied to any asset constituting publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the average, over a period of twenty-one (21) Business Days consisting of the date of valuation and the twenty (20) consecutive Business Days prior to that date, of the average of the closing prices of the sales of such securities on the primary securities exchange on which such securities may at that time be listed, or, if there have been no sales on such exchange on any Business Day, the average of the highest bid and lowest asked prices on such exchange at the end of such Business Day, or, if on any Business Day such securities are not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 p.m., New York time, or, if on any Business Day such securities are not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such Business Day in the domestic over the counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization;

(c) as applied to any assets other than cash, cash equivalents or publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the fair value of such assets, as determined by the Board in good faith based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant but without taking into account any discounts for lack of liquidity or minority interest or similar discounts; provided, that a Company Member may, within fifteen (15) Business Days following receipt by such Company Member of the Board's determination of Fair Market Value, direct the Board to obtain an independent third-party appraisal of the Board's determination, with the determination by the independent appraiser binding on the parties.

"**Fiscal Year**" has the meaning set forth in Section 14.01.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time and as applied on a consistent basis with past practices.

"**Governmental Authority**" means any nation or government, any state or other political subdivision thereof, and any supra-national, governmental, federal, state, provincial, local governmental or municipal entity or authority and any SRO or other self-regulatory or quasi-governmental organization exercising executive, legislative, judicial, regulatory or administrative functions or pertaining to government (including, in each case, any branch, department or official thereof).

"**Holdco**" has the meaning set forth in the Recitals.

"**Holdco Bylaws**" means the First Amended and Restated Bylaws of Holdco.

"**Holdco Investor Director**" means a Director who has been nominated by Holdco pursuant to Section 3.01(c) of the Holdco Bylaws to represent Holdco's interests on the Board of the Company.

"**Independent Committee Member**" means a member of any Committee who has no material relationship with the Company or any Affiliate of the Company, or any Exchange Member or any Affiliate of any such Exchange Member, other than as member of such Committee. The term "Independent Committee Member" may but is not required to refer to an Independent Director who serves on a Committee; provided, however, that an individual who otherwise qualifies as an Independent Committee Member shall not be disqualified from serving in such capacity solely because such individual is an Independent Director of the Company or, if applicable, an independent director of Holdco.

"**Independent Director**" means a Director who has no material relationship with the Company or any Affiliate of the Company, or any Exchange Member or any Affiliate of any such Exchange Member; provided, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or Holdco.

"**Industry Committee or Panel Member**" means a member of any Committee or hearing panel who (a) is or has served during the prior three (3) years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (b) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent (10%) of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent (5%) of the gross revenues received by the consolidated entity; (c) owns more than five percent (5%) of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent (10%) of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (d) provides professional services to brokers or dealers, and such services constitute twenty percent (20%) or more of the professional revenues received by the Director or twenty percent (20%) or more of the gross revenues received by the Director's firm or partnership; (e) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns fifty percent (50%) or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute twenty percent (20%) or more of the professional revenues received by the Director or member or twenty percent (20%) or more of the gross revenues received by the Director's or member's firm or partnership; or (f) has a consulting or employment relationship with or provides professional services to the Company or any Affiliate thereof or has had any such relationship or provided any such services at any time within the prior three (3) years.

"**Industry Director**" means a Director who

(a) is or has served in the prior three (3) years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer;

(b) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent (10%) of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent (5%) of the gross revenues received by the consolidated entity;

(c) owns more than five percent (5%) of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent (10%) of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer;

(d) provides professional services to brokers or dealers, and such services constitute twenty percent (20%) or more of the professional revenues received by the Director or twenty percent (20%) or more of the gross revenues received by the Director's firm or partnership;

(e) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns fifty percent (50%) or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute twenty percent (20%) or more of the professional revenues received by the Director or member or twenty percent (20%) or more of the gross revenues received by the Director's or member's firm or partnership; or

(f) has a consulting or employment relationship with or provides professional services to the Company or any Affiliate thereof or has had any such relationship or provided any such services at any time within the prior three (3) years.

"**Investor Holdco Shareholder**" means a shareholder of Holdco that has the right (but not the obligation) pursuant to the Holdco Bylaws or other agreement between such shareholder and Holdco to nominate a Holdco Investor Director.

"**Issuer Director**" has the meaning set forth in Section 7.03(b).

"**Lead Independent Director**" has the meaning set forth in Section 7.03(d).

"**List of Candidates**" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is to be submitted to Exchange Members for the final selection of nominees to be elected by Holdco to serve as Member Representative Directors.

"**Listed Company**" means a company the securities of which the Exchange has designated for trading on the Exchange as primary listed securities or dually-listed securities pursuant to the rules of the Exchange.

"**Losses**" has the meaning set forth in Section 10.02(a).

“**Member Nominating Committee**” means the Member Nominating Committee elected pursuant to this Agreement.

“**Member Nonrecourse Debt**” means “partner nonrecourse debt” as defined in Treasury Regulation Section 1.704-2(b)(4), substituting the term “Company” for the term “partnership” and the term “Company Member” for the term “partner” as the context requires.

“**Member Nonrecourse Debt Minimum Gain**” means an amount, with respect to each Company Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i) (3).

“**Member Nonrecourse Deductions**” means “partner nonrecourse deduction” as defined in Treasury Regulation Section 1.704-2(i), substituting the term “Company Member” for the term “partner” as the context requires.

“**Member Representative Committee or Panel Member**” means a member of any Committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Unit Holder.

“**Member Representative Director**” means a Director who has been appointed as such to the initial Board pursuant to Section 7.04 or elected by Holdco after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to this Agreement and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Unit Holder.

“**Misallocated Item**” has the meaning set forth in Section 18.05.

“**Net Available Cash**” shall mean, for a Fiscal Year or any other applicable period, the excess, if any, of (a) the total cash receipts of the Company and Company Subsidiaries (if any) for such Fiscal Year or other period, exclusive of cash proceeds of any obligations created, issued or incurred by the Company or any Company Subsidiary (if any) for borrowed money and capital contributions to the Company and Company Subsidiaries (if any) (unless and to the extent that the Board determines to treat such cash proceeds or capital contributions as part of Net Available Cash), minus (b) the sum, without duplication, of (i) total cash disbursements made or to be made by the Company and Company Subsidiaries (if any) in such period, and (ii) the amount, if any, of such cash receipts or cash proceeds that the Board determines in good faith is to be reserved for the anticipated needs of the Company’s and Company Subsidiaries’ (if any) business or activities (including based on the then-applicable annual budget and business plan of the Company), including in respect of the Company’s and Company Subsidiaries’ (if any) current liabilities (as determined in accordance with GAAP) or reserves set aside for the Company’s and Company Subsidiaries’ (if any) expenses, debt payments, capital improvements, liabilities, capital commitments, investments and contingencies.

“**Net Income**” and “**Net Loss**” mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company’s net taxable income or net taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulation Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2) (B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss;

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis); and

(g) Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 18.02 or Section 18.05 shall not be taken in to account in computing Net Income and Net Loss. The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 18.02 or Section 18.05 shall be determined by applying rules analogous to those set forth in clauses (a) through (g) above.

"**Nominating Committee**" means the Nominating Committee elected pursuant to this Agreement.

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Non-Industry Committee Member**" means a member of any Committee who is (a) an Independent Committee Member; or (b) any other individual who would not be an Industry Committee or Panel Member.

"**Non-Industry Director**" means a Director who is (a) an Independent Director; or (b) any other individual who would not be an Industry Director or Member Representative Director.

"**Officers**" has the meaning set forth in Section 9.01.

"**Operational Date**" has the meaning set forth in Section 17.05.

"**Original Effective Date**" has the meaning set forth in the Recitals.

"**Original LLC Agreement**" has the meaning set forth in the Recitals.

"**Partnership Audit Rules**" has the meaning set forth in Section 14.02(b).

"Partnership Representative" has the meaning set forth in Section 14.02(b).

"**Percentage Interest**" means, with respect to a Company Member, the ratio of the number of Units held by such Company Member to the total of all then issued and outstanding Units, expressed as a percentage.

"**Petition Candidates**" has the meaning set forth in Section 7.04(b).

"**Person**" means any natural person, partnership, corporation, limited liability company, association, or other legal entity.

"**Person associated with an Exchange Member**" means any partner, officer, director, or branch manager of an Exchange Member (or any other Person occupying a similar status or performing similar functions), any Person directly or indirectly Controlling, Controlled by, or under common Control with such Exchange Member, or any employee of such Exchange Member; except that any Person associated with an Exchange Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of this Agreement.

"**Property**" means all real and personal property contributed to or acquired by the Company and any improvements thereto, and shall include both tangible and intangible property.

"**Public Investor Director**" means a Director who is a representative of public investors, provided that a Public Investor Director shall not be associated with an Exchange Member. An Independent Director may be a Public Investor Director.

"**Record Date**" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the Company Members and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

"**Registered broker or dealer**" means any registered broker or dealer, as defined in Section 3(a)(48) of the Exchange Act, that is registered with the SEC under the Exchange Act.

"**Regulator**" has the meaning set forth in Section 13.03(b).

"**Regulatory Allocations**" has the meaning set forth in Section 18.02(d).

"**Regulatory Funds**" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

"**SEC**" means the U.S. Securities and Exchange Commission and any successor thereto.

"**Secretary**" has the meaning set forth in Section 9.01.

"**Securities Act**" means the U.S. Securities Act of 1933, as amended and in effect from time to time, and any successor statute and the applicable rules and regulations promulgated thereunder.

"**Shortfall Amount**" has the meaning set forth in Section 11.04.

"**SRO**" means a "self-regulatory organization" as defined in Section 3(a)(26) of the Exchange Act.

"**Statutory disqualification**" shall have the same meaning as in Section 3(a)(39) of the Exchange Act.

"**Subsidiary**" means, in respect of any Person (the "parent"), any other Person which is Controlled by such parent.

"**Tax Advances**" has the meaning set forth in Section 11.03.

"**Tax Amount**" of a Company Member for a Fiscal Year or other period shall mean the product of (a) the Tax Rate for such Fiscal Year or other period, and (b) the Company Member's Tax Amount Base for such Fiscal Year or other period, and shall be reduced by (c) any United States federal, state or local income tax credits allocated to the Company Member by the Company for such Fiscal Year or other period, all as estimated in good faith by the Company.

"**Tax Amount Base**" of a Company Member for a Fiscal Year or other period shall mean (a) the total cumulative taxable income and gain (for U.S. federal income tax purposes) over (b) the total cumulative amount of losses and deductions (for U.S. federal income tax purposes, taking into account such losses and deductions solely to the extent of a character that can be utilized against such subsequent income) allocated to the Company Member by the Company for such Fiscal Year or other period; provided, that such taxable income shall be computed without regard to any taxable income or loss recognized by a Company Member (other than through its distributive share of income or gain of the Company) in connection with the dissolution, initial public offering or any other sale of equity securities of the Company, sale of substantially all equity or assets of the Company or any similar event.

"**Tax Rate**" shall mean, for any Fiscal Year the greater of (a) the highest single combined rate (expressed as a percentage) of U.S. federal, state and local income taxation that would be applicable to any Company Member that is subject to tax as an individual for U.S. federal tax purposes, and (b) the highest single combined rate (expressed as a percentage) of U.S. federal, state and local income taxation that would be applicable to any Company Member that is subject to tax as a corporation for U.S. federal tax purposes, in each case on allocations of income to such Company Member and not taking into account any additional tax that could be imposed on distributions, deemed distributions, or dividend equivalent amounts, and in each case assuming that such Company Member is resident in New York City and that in case of an individual state taxes are not deductible for federal income tax purposes; provided that the Board may establish any alternative rate. Each Company Member shall be subject to the same Tax Rate; provided that for any Fiscal Year the Board may permit the use of different Tax Rates for the Company Members (e.g., to take into account whether a Company Member (or its direct and indirect owners) is subject to tax as an individual or corporation for U.S. federal tax purposes). The Tax Rate shall take into consideration the nature of the income being allocated to the Company members, such as whether such income is capital gain, qualified dividends or ordinary income.

"**Taxing Authority**" has the meaning set forth in Section 11.04.

"**Transfer**" means, (a) when used as a verb, to sell, transfer, assign, encumber, pledge, hypothecate, grant any right, option, profit participation or other interest in, or otherwise dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and (b) when used as a noun, a direct or indirect, voluntary or involuntary, sale, transfer, assignment, encumbrance, pledge, hypothecation, grant of any right, option, profit participation or other interest, or other disposition by operation of law or otherwise. The term "Transferee" shall have a correlative meaning.

"**Unallocated Item**" has the meaning set forth in Section 18.05.

"**Unit Equivalent**" means any equity securities, warrants, rights, calls, options or other securities or instruments exchangeable or exercisable for, or convertible into, directly or indirectly, Units or equity interests in the Company.

"**Unit Holder**" means a beneficial owner who owns, directly or indirectly, Units of the Company. An Exchange Member may be, but is not required to be, a Unit Holder.

"**Units**" means the limited liability company interests issued by the Company to the Company Members and, where applicable, having the powers, preferences, priorities and rights and the qualifications, limitations and restrictions set forth in this Agreement. For the sake of clarity, the Units shall constitute the "limited liability company interests" of the Company for all purposes of, and within the meaning set forth in, the Act and shall represent interests in ownership, profits and losses of the Company.

"**Withholding Advances**" has the meaning set forth in Section 11.04.

ARTICLE II
ORGANIZATION

Section 2.01 Agreement; Inconsistencies with Applicable Law. This Agreement amends and restates the Original LLC Agreement in its entirety. From and after the Effective Date, this Agreement constitutes the "limited liability company agreement" (as that term is used in the Act) of the Company. In the event of any conflict between the terms of this Agreement and the Act, the terms of this Agreement shall govern to the greatest extent permitted by Applicable Law. If any provision of this Agreement is prohibited or ineffective under Applicable Law.

Section 2.02 Name. The name of the Company shall be Green Impact Exchange, LLC. However, the business of the Company may be conducted, upon compliance with all Applicable Laws, under any other name selected by the Board from time to time. The Board shall give prompt notice to the Company Members of any change to the name of the Company.

Section 2.03 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered office named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by Applicable Law. The registered agent of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Board may designate from time to time in the manner provided by the Act and Applicable Law. The principal office of the Company as of the Effective Date is at 11 Meadow View Road, Gladstone, NJ 07934 (or such other location as Holdco may from time to time designate and the Board shall ratify) and the Company shall, in accordance with Section 13.01, maintain at such principal office the records required to be maintained under Section 18-305 of the Act. In addition, the Company may maintain such other offices as the Board may deem advisable at any other place or places within or without the State of Delaware.

Section 2.04 Intent. The Company shall not be operated or treated as a partnership for purposes of Section 303 of the Bankruptcy Code.

Section 2.05 Interest of Company Members; Property of Company. Units held by a Company Member shall be personal property of said Company Member for all purposes. All Property owned by the Company shall be deemed Property of the Company that is owned by the Company as an entity, and no Company Member shall own such Property in an individual capacity. No Company Member shall be entitled to interest on or with respect to any capital contribution. Except as provided in this Agreement, no Company Member shall be entitled to withdraw any part of such Company Member's capital contribution or to receive Distributions from the Company.

ARTICLE III
PURPOSE; POWERS

Section 3.01 Purpose. Subject to the provisions of this Agreement, the object and purpose of, and the nature of the business to be conducted and promoted by, the Company is limited to (a) operating a national securities exchange for the trading of equity securities, (b) providing any additional service or engaging in any other business or activity that, in each case, has been approved by Holdco in accordance with the Holdco Bylaws and the SEC, as applicable, and (c) any and all activities necessary or incidental to the foregoing, in each case so long as the Company may lawfully engage in such business or activity.

Section 3.02 Powers of the Company. The Company shall possess the power to do anything not prohibited by the Act, by other Applicable Law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in this Article III; (b) to obtain and maintain the Company's registration as a national securities exchange with the SEC; (c) to make, perform and enter into any contract, commitment, activity or agreement relating to the matters referred to in clauses (a) and (b); (d) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account or otherwise, checks payable or belonging to the Company from any other Person, and to draw checks or other orders for the payment of money on any such account; (e) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company; (f) to borrow funds, issue evidence of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company; (g) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons, including Holdco or its employees or Affiliates, as necessary or appropriate to carry out the business and affairs of the Company, and to pay fees, expenses, salaries, wages and other compensation to such Persons; (h) to bring, defend and compromise actions, in its own name, at law or in equity; and (i) to take all actions and do all things necessary or advisable or incidental to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

ARTICLE IV
THE UNITS

Section 4.01 Units; Additional Classes of Units.

(a) The Company's equity interests shall be represented by Units. Units shall have all obligations, rights, and privileges as are specifically provided in this Agreement; provided, however, that Units shall not have any voting rights under this Agreement or the Act (it being understood that Holdco, in its capacity as a Company Member, shall have the rights set forth in Section 6.03(a) and Section 6.04). The Company is authorized to issue, and has issued, 10,000 Units to Holdco.

(b) Subject to approval of Holdco, the Board may authorize additional classes of Units which shall have such obligations, rights, and privileges as the Board may determine and which shall be set forth in this Agreement, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to such class or classes of Units, subject, in each case, to the provisions of this Agreement.

ARTICLE V
CONTRIBUTIONS OF COMPANY MEMBERS; CAPITAL ACCOUNTS

Section 5.01 Initial Holdco Capital Contribution. As of the Effective Date, Holdco has contributed $[___][1] to the Company. Upon approval by the Securities and Exchange Commission of the Company's application for registration as a registered national securities exchange pursuant to the Securities Exchange Act of 1934. Holdco shall promptly make an additional contribution to the Company in an amount not less than $5,000,000.00 (five million dollars).

Section 5.02 Additional Capital Contributions and Units.

(a) The Company shall have the right to call additional capital from Company Members as necessary to meet its ongoing operating expenses, including expenses related to its self-regulatory obligations, provided however that any such capital call in connection with operating expenses not relating directly to the self-regulatory function shall require the affirmative consent of Holdco. Capital calls shall be allocated pro rata among Company Members based on their percentage holding of the total issued and outstanding Units. The Company shall provide Company Members with 30 days advanced notice of capital calls. Company Members shall pay capital calls promptly upon appropriate notice.

(b) In addition to mandatory capital calls pursuant to Section 5.02(a), a Company Member may make capital contributions to the Company at such times, in such manner and in such amounts as such Company Member may elect. The value assigned to any capital contribution shall be equal to the amount of cash and, if applicable, the fair market value of all other assets, services and/or properties contributed by the applicable Company Member.

(c) If a Company Member makes a capital contribution to the Company as set forth in this Section 5.02(b), the Board shall determine whether such Company Member shall receive any Units (the "**Additional Units**") as a result of such capital contribution, subject to the consent of Holdco. If the Board determines to issue Additional Units to a Company Member as set forth in the previous sentence, the Board shall determine the number of Additional Units that shall be so authorized and issued to such Company Member and shall promptly issue such Additional Units to such Company Member. The respective Percentage Interests of each Company Member shall be adjusted to account for such issuance of Additional Units.

Section 5.03 Maintenance of Capital Accounts. The Company shall establish and maintain for each Company Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 5.03.

(a) Each Company Member's Capital Account shall be increased by the amount of:

(i) such Company Member's capital contributions, including such Company Member's initial capital contribution;

(ii) any Net Income or other item of income or gain allocated to such Company Member pursuant to Article XVIII; and

---

[1] **Note to Draft**: To be confirmed.

(iii) any liabilities of the Company that are assumed by such Company Member or secured by any property Distributed to such Company Member.

(b) Each Company Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property Distributed to such Company Member pursuant to Article XI and Section 16.03;

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Company Member pursuant to Article XVIII; and

(iii) the amount of any liabilities of such Company Member assumed by the Company or which are secured by any property contributed by such Company Member to the Company.

Section 5.04 Succession Upon Transfer. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 18.04, shall receive allocations and Distributions pursuant to Article XI, Article XVI and Article XVIII in respect of such Units.

Section 5.05 Negative Capital Accounts. In the event that any Company Member shall have a deficit balance in his, her or its Capital Account, such Company Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any capital contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 5.06 No Withdrawal. No Company Member shall be entitled to withdraw any part of his, her or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Company Member shall receive any interest, salary or drawing with respect to its capital contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Company Members and shall have no effect on the amount of any Distributions to any Company Members, in liquidation or otherwise.

Section 5.07 Treatment of Loans From Company Members. Loans by any Company Member to the Company shall not be considered capital contributions and shall not affect the maintenance of such Company Member's Capital Account.

Section 5.08 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Board may authorize such modifications.

Section 5.09 No Other Beneficiaries. The provisions of this Agreement, including this Article V, are intended to benefit the Company Members and, to the fullest extent permitted by Applicable Law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement), and the Company Members shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this Agreement.

ARTICLE VI
COMPANY MEMBERS

Section 6.01 Limited Liability.

(a) **No Personal Liability**. To the maximum extent permitted by the Act and under other Applicable Law, none of any Company Member, any shareholder of a Company Member, or any of their respective Affiliates shall be personally liable for any debt, obligation, or liability of the Company or any of its Subsidiaries by reason of being a Company Member, a shareholder of a Company Member, or an Affiliate of any of the foregoing, as applicable, regardless of whether that liability or obligation arises in contract, tort or otherwise. None of any Company Member, any Company Member equityholder, or any of their respective Affiliates shall have any responsibility to restore any negative balance in its capital account, if any, or to contribute to or in respect of the liabilities or obligations of the Company or of any of its Subsidiaries or return Distributions made by the Company not in error (or in accordance with the provisions of this Agreement, including Section 11.01).

(b) **No Other Duty**. To the maximum extent permitted by the Act and under other Applicable Law, none of the Company Members, any Company Member equityholder, or any of their respective Affiliates (in each case, in their capacity as such) shall have any fiduciary or other duty to the Company, any of its Subsidiaries or any other Person with respect to the business and affairs of the Company or of any of its Subsidiaries.

Section 6.02 Cessation of Status as Company Member. No Company Member shall have the right or power to resign, withdraw or retire from the Company except in compliance with the provisions of this Agreement. A Company Member shall not cease to be a member of the Company as a result of the Bankruptcy of such Company Member or as a result of any other events specified in Section 18-304 of the Act.

Section 6.03 Limitations on Company Member Authority.

(a) **Holdco Approval Rights**. Holdco (in its capacity as a Company Member) shall have the approval rights with respect to material financial and business matters of the Company except to the extent that approval rights over such business matters would interfere with the Company's self-regulatory obligations under the Exchange Act, or applicable regulations or SEC rules thereunder. Subject to such approval rights, the management of the Company shall be vested in the Board and the duly authorized Officers as set forth herein.

(b) **Company Member Management Rights**. Except as provided in Section 6.03(a) above, none of the Units shall confer any rights on any Company Member (in its capacity as such) to participate in the management of the business of the Company or any Subsidiary of the Company. No Company Member (in its capacity as such) shall have power or authority to bind, to act or purport to act on behalf of the Company or any Subsidiary of the Company in any manner or to pledge the Company's credit or to render the Company liable for any purpose.

Section 6.04 Company Members Meetings; Election of Directors by Holdco.

(a) **Annual Meetings**. The annual meeting of the Company Members shall be held at such place and time as determined by the Board for the purpose of electing Directors, members of the Nominating Committee and members of the Member Nominating Committee. At such a meeting, the individuals nominated as Directors, members of the Nominating Committee and members of the Members Nominating Committee shall be elected as such by Holdco in accordance with the provisions of this Agreement. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given by the Secretary to the Company Members not less than ten (10) nor more than sixty (60) days before the date of such annual meeting. The first annual meeting of the Company Members shall be held within ninety (90) days after the Approval Date.

(b) **Special Meetings**. Special meetings of the Company Members for the purpose of electing Directors, members of the Nominating Committee or members of the Member Nominating Committee, may be called by the Chairperson of the Board, the Board by majority vote or the CEO, and shall be called by the Secretary at the request in writing by Holdco. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given by the Secretary to the Company Members not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(c) **Action Without Meeting**. Any action upon which a vote of Holdco is required or permitted, may be taken without a meeting, without prior notice and without a vote. For such action to be taken without a meeting, a consent in writing, setting forth the action so taken, shall be signed by Holdco.

ARTICLE VII
THE BOARD

Section 7.01 The Board. The Board shall comprise natural Persons (each such Person, a "**Director**") who shall be nominated and elected in accordance with the provisions of Section 7.04.

Section 7.02 Authority of the Board.

(a) **Business and Affairs of the Company**. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement, including Section 6.03(a).

(b) **Applicable Requirements**. In connection with managing the business and affairs of the Company, the Board and each Director shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Exchange Act, including, without limitation, the requirements that (i) the Exchange Rules shall be designed to protect investors and the public interest and (ii) the Exchange shall be so organized and have the capacity to carry out the purposes of the Exchange Act and to enforce compliance by the Exchange Members and persons associated with Exchange Members, with the provisions of the Exchange Act, the rules and regulations under the Exchange Act, and the Exchange Rules of the Exchange. In discharging his or her responsibilities as a Director or as an Officer or employee of the Company, each such Director, Officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC, and the Company pursuant to its regulatory authority.

(c) **Evaluation of Proposals**. In light of the unique nature of the Company and its operations and in light of the Company's status as an SRO, the Board, when evaluating any proposal, shall, to the fullest extent permitted by Applicable Law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such proposal would (A) promote just and equitable principles of trade, (B) foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or (C) assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 7.03 Board Composition.

(a) **Board Size**. The exact number of members of the Board shall be determined by resolution adopted by the Board from time to time, and shall initially be set at ten (10) Directors, subject to the compositional requirements of the Board set forth in Section 7.03(b).

(b) **Composition Requirements**. At all times, at least fifty percent (50%) of the Directors shall be Non-Industry Directors, and the remainder shall be Industry Directors. In addition, the Board shall meet the following additional composition requirements:

(i) one (1) of the Industry Directors shall be the CEO of the Company, who shall be considered a Holdco Investor Director for purposes of paragraph (c) below;

(ii) two (2) Industry Directors (in addition to the CEO of the Company) shall be "Holdco Investor Directors";

(iii) two (2) Directors shall be Member Representative Directors (who also shall be counted as Industry Directors for purposes of paragraph (b) above), provided that if the size of the Board is increased or decreased, at least twenty percent (20%) of the Directors on the resized Board shall be Member Representative Directors.

(iv) At least two of the Non-Industry Directors shall be Independent Directors; and

(v) during such time as the Company operates a listings business (for primary listed securities or dually-listed securities), one (1) of the Non-Industry Directors shall be an officer or director of an issuer (“**Issuer Director**”) and one (1) of the Non-Industry Directors shall be a Public Investor Director, provided that in each case, such Director must not be associated with a Company Member. For the avoidance of doubt, the Issuer Director and/or the Public Investor Director may be, but is not required to be, counted as an Independent Director for purposes of compliance with subparagraph (iv) above if such Director meets the definition of an Independent Director pursuant to Section 1.01.

(c) **Holdco Investor Directors**.

(i) Holdco Investor Directors (including the CEO of the Company pursuant to paragraph (b)(i) above) shall be nominated by Holdco for two-year terms according to the process described in Section 3.01 of the Holdco Bylaws; provided, however, that the terms of the initial Holdco Investor Directors shall also include the period between the date on which the Board is initially constituted and the first annual meeting of the Company Members.

(ii) Each Holdco Investor Director shall be considered an Industry Director.

(d) **Lead Independent Director**.

(i) The Lead Independent Director shall be an Independent Director elected by the Non-Industry Directors to a one-year term (the “**Lead Independent Director**”). The Lead Independent Director may serve consecutive terms if duly re-elected pursuant to this Section 7.03(d).

(ii) The Lead Independent Director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. In fulfilling his or her responsibilities, the Lead Independent Director will be responsible for:

(A) providing leadership to ensure that the Board functions independently of management of the Company and other non-Independent Directors;

(B) providing leadership to foster the effectiveness of the Board;

(C) working with the Chairperson of the Board to ensure that the appropriate committee structure is in place and assisting the Nominating Committee and Member Nominating Committee in making recommendations for appointment to such committees;

(D) suggesting items of importance for consideration on the agenda for each meeting of the Board;

(E) in the absence of the Chairperson of the Board, chairing Board meetings;

(F) chairing Board meetings at which only Independent Directors are present;

(G) as may be required from time to time, consulting and meeting with any or all of the Independent Directors, at the discretion of either party and with or without the attendance of the Chairperson of the Board, and representing such directors in discussions with management of the Company on corporate governance issues and other matters;

(H) providing recommendations and advice to the Nominating Committee on candidates for nomination or appointment to the Board;

(I) recommending, where necessary, the holding of special meetings of the Board;

(J) working with the Chairperson of the Board to ensure that the Board is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the Chairperson of the Board any issues that are preventing the Board from being able to carry out its responsibilities; and

(K) providing additional services required by the Board.

(e) **Initial Directors**. The initial Directors shall be appointed by Holdco and shall serve until the first annual meeting of the Company Members, which shall take place within ninety (90) days after the Approval Date.

(f) **Terms of Directors**.

(i) Industry Directors who are not Holdco Investor Directors (if any), Non-Industry Directors, and Member Representative Directors shall be elected for two-year terms, for a maximum of three (3) consecutive terms. The Board may waive this term limit upon a unanimous vote of the Board (excluding the term-limited Director(s)). Industry Directors who are Holdco Investor Directors shall not be subject to term limits.

(ii) Industry Directors who are not Holdco Investor Directors (if any), Non-Industry Directors, and Member Representatives Directors shall be divided into two classes (Class A and Class B) with staggered terms such that only half of the total number of Industry Directors who are not Holdco Investor Directors, Non-Industry Directors, and Member Representative Directors are standing for re-election in any given year.

(iii) The initial appointment of Non-Industry Directors and Member Representative Directors shall be adjusted such that the directors in Class A shall be elected for one year terms, provided however that the counting of terms for purposes of calculating term limits for Class A directors pursuant to Section 7.03(f)(ii) shall not include the initial one-year term.

Section 7.04 Nomination and Election of Directors.

(a) **Director Nominations**. On an annual basis, the Nominating Committee shall nominate Directors for each Director position standing for election at the annual meeting of the Company Members in the applicable year, subject to Section 7.03 and remainder of this Section 7.04.

(i) For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 7.04 (and subject, where applicable, to Section 7.04(i)(iii).

(ii) For Director positions requiring persons who qualify as Holdco Investor Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by Holdco pursuant to Section 7.03(c) or Section 7.03(e), as applicable.

(b) **Member Director Nominations**. The Member Nominating Committee shall consult with the Nominating Committee and the Chairperson of the Board and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director.

(i) **Initial Nominees**. Not less than sixty (60) days prior to the date announced as the date for the annual or special meeting of the Company Members for the purpose of election of Directors, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("**Petition Candidates**") for purposes of this Section 7.04 for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the Record Date, a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its Affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its Affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(ii) **Petition Candidates**. Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company. The Company shall provide the form of questionnaire upon the request of any Exchange Member.

(iii) **Petitions**. If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on the List of Candidates. Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including Electronic Transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special Company Members' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(iv) **Final Nominations of Member Representative Directors**. With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its Affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its Affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, Electronic Transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 pm Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by Holdco.

(c) **Director Nominee Information**. The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative Director, Holdco Investor Director, Non-Industry Director, Issuer Director, Public Investor Director, and/or Independent Director, as applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary and shall report immediately to the Secretary any change in such information.

Section 7.05 Board Vacancies.

(a) **Vacancies Generally**. Whenever (i) any Director position, other than a Member Representative Director position or a Holdco Investor Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, or (b) any newly-created Director position, other than a Member Representative Director position or an Holdco Investor Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and Holdco shall elect, a person satisfying the classification (Industry Director, Non-Industry Director, Public Investor Director, Issuer Director or Independent Director), if applicable, for the directorship, to fill such vacancy until the expiration of such position's designated term or to fill such newly-created Director position until the expiration of such position's designated term; provided, however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Section 7.03(b) by virtue of such vacancy.

(b) **Member Representative Director Vacancies**. Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly created Member Representative Director position becomes available because of an increase in the number of Directors, then Holdco shall follow the procedures set forth in this Section 7.05(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to Holdco to be elected to fill such vacancy or (ii) provide a list of recommended individuals to Holdco from which Holdco shall promptly elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 7.05(b) shall serve until the expiration of the remaining term of the vacated Director position; provided, however, that if the remaining term of office of a Member Representative Director at the time of such Member Representative Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Section 7.03(b) by virtue of such vacancy. Holdco shall elect to any Member Representative Director position only the individuals recommended by the Member Nominating Committee pursuant to this Section 7.05(b).

(c) **Holdco Investor Director Vacancies**. If a Holdco Investor Director position is required to be filled due to vacancy or added for any reason, such Holdco Investor Director shall be promptly nominated by the Nominating Committee and elected by Holdco. Additional non-Holdco Investor Director positions shall be added and filled at the same time as the election of the new Holdco Investor Director, if such additional positions are required to comply with the Board composition requirements set forth in Section 7.03(b).

Section 7.06 Removal or Resignation of Directors.

(a) **Removal**. A Director may be removed at any time from his or her position as such, with or without cause, upon, and only upon, a written request of Holdco (subject, in each case, to the provisions of this Agreement), and may be removed by the Board as set forth in Section 7.06(b); provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) **Removal by the Board**. A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Section 7.03(b).

(c) **Resignation**. Any Director may resign at any time from his or her position as such either upon notice of resignation to the Chairperson of the Board, the CEO or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof. Acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective. The acceptance of a resignation shall not be necessary to make it effective.

(d) **Statutory Disqualification**. A Director may not be subject to a statutory disqualification. A Director who becomes subject to a statutory disqualification shall automatically and immediately be removed from the Board.

Section 7.07 Board Meetings.

(a) **Generally**. The Board shall meet at such time and at such place as the Board may designate, provided that meetings of the Board shall take place at least quarterly. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all participants to hear each other, at the offices of the Company or such other place (either within or outside the State of Delaware) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Director at least five (5) Business Days prior to each such meeting.

(b) **Special Meetings**. Special meetings of the Board shall be held on the call of any Director upon at least ten (10) days' written notice (if the meeting is to be held in person) or five (5) Business Days' written notice (if the meeting is to be held by telephone communications or video conference) to the Directors, or upon such shorter notice as may be approved by all the Directors. Any Director may waive such notice as to himself or herself.

(c) **Attendance and Waiver of Notice**. Attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting

(d) **Director Votes; Quorum**. Each Director shall have one (1) vote on all matters submitted to the Board or any Committee. A number of Directors representing the majority of the votes of the Directors serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(e) **Manner of Acting**. With respect to any matter, action or transaction before the Board, the act of a number of Directors representing the majority of the votes of the Directors shall be the act of the Board.

(f) **Action By Written Consent**. Notwithstanding anything herein to the contrary, any action of the Board (or any Committee) may be taken without a meeting if a written consent of all of the Directors then constituting the Board (or any Committee) approves such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State of Delaware.

(g) **Compensation**. The Board may provide for reasonable compensation of the Chairperson of the Board, the Directors and the members of Committees. Each Director shall be reimbursed for his or her reasonable out-of-pocket expenses incurred in the performance of his or her duties as a Director pursuant to such policies as from time to time established by the Board.

(h) **No Employment**. This Agreement does not, and is not intended to, confer upon any Director any rights with respect to employment or continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Director.

Section 7.08 Chairperson of the Board. The CEO shall be the chairperson of the Board (the "**Chairperson of the Board**"). The Chairperson of the Board shall preside at all meetings of the Board at which the Chairperson of the Board is present and shall exercise such other powers and perform such other duties as may be assigned to the Chairperson of the Board by the Board from time to time.

Section 7.09 Conflicts of Interest.

(a) **Recusal**. A Director or a member of any Committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member or any other Person if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, such Exchange Member or Person or if such participation shall create an appearance of impropriety (as determined by the majority of the remaining Directors). In any such case, the applicable Director or Committee member shall recuse himself or herself. If any Director or committee member is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or the applicable Committee.

(b) **Insider Transactions**. No contract or transaction between the Company and one or more of its Directors or Officers, or between the Company and any other entity in which one or more of its Directors or Officers are directors, board observers or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or Officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the applicable Committee, and the Board or the applicable Committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors serving on the Board or such Committee, even though the number of disinterested Directors is less than a quorum; or (ii) the material facts are disclosed or become known to the Board or the applicable Committee after the contract or transaction is entered into, and the Board or the applicable Committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors serving on the Board or such Committee, even though the number of disinterested Directors is less than a quorum.

Section 7.10 Fiduciary Duties. Except to the extent otherwise provided herein, each Director of the Company shall have a fiduciary duty of loyalty and care as if he or she were a director of a business corporation organized under the General Corporation Law of the State of Delaware.

Section 7.11 Participation in Board and Committee Meetings. All meetings of the Board (and any Committees) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all Persons other than Directors, Officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the SEC.

ARTICLE VIII
COMMITTEES

Section 8.01 Committees Generally. The committees of the Company shall consist of an Appeals Committee, a Nominating Committee, a Member Nominating Committee, a Regulatory Oversight Committee, a Governance and Sustainability Oversight Committee, and such other Committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by this Agreement or the Exchange Rules, or as is delegated to them by the Board. All Committees are subject to the control and supervision of the Board.

Section 8.02 Appointment and Removal, Vacancies, Term.

(a) **Committee Appointments; Removal**. The Chairperson of the Board, with the approval of the Board, shall appoint, consistent with, and subject to, the provisions of this Agreement, the members of all Committees; provided that (i) the members of the Appeals Committee shall be as set forth in Section 8.06 and (ii) the members of the Nominating Committee and the Member Nominating Committee shall be nominated as set forth in Section 8.07(b) and shall be elected by Holdco. The Chairperson of the Board may, at any time, with or without cause, remove any member of a Committee which he or she has appointed, with the approval of the Board. Each Committee shall comprise at least three (3) members (unless another provision of this Agreement requires a greater number of members of a particular Committee); provided, however, that such Committee members who are not also Directors shall only participate in Committee actions to the extent permitted by Applicable Law. In appointing members to Committees, the Chairperson of the Board shall be responsible for determining that any such Committee meets the composition requirements set forth in this Article VIII.

(b) **Non-Director Committee Membership**. Upon request of the Secretary, each prospective Committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective Committee member's classification as an Industry Committee Member, Non-Industry Committee Member, or Independent Committee Member. The Secretary shall certify to the Board each prospective Committee member's classification. Such Committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) **Committee Membership Termination**. The term of office of a Committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the Committee member no longer satisfies the classification for which the Committee member was selected; or (ii) that the Committee member's continued service as such would violate the compositional requirements of such Committee set forth in this Article VIII.

(d) **Committee Vacancies**. Any vacancy occurring in a Committee (other than a vacancy in the Nominating Committee or the Member Nominating Committee) shall be filled by the Chairperson of the Board, with the approval of the Board, for the remainder of the term of the Committee member whose resignation or removal resulted in such vacancy. Any vacancy occurring in the Nominating Committee or the Member Nominating Committee shall be filled in accordance with Section 6.04 and Section 8.07(b).

(e) **Committee Terms**. Except as otherwise provided or permitted by this Agreement, Committee members shall hold office for a one (1)-year period.

Section 8.03 Powers and Duties of Committees. To the extent so provided in a resolution of the Board, any Committee that consists solely of Directors shall have, and may exercise, all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 8.04 Conduct of Committee Proceedings. Except as otherwise provided in this Agreement or by the Board, each Committee may adopt its own rules of procedure and may meet at stated times or on such notice as such Committee may determine. Each Committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 8.05 Voting, Quorum and Action by Committees. Each Committee member shall be entitled to one (1) vote. Unless otherwise required by this Agreement, the presence of a majority of the number of Committee members serving on a Committee shall constitute a quorum for the transaction of business of such Committee. If a quorum shall not be present at any meeting of a Committee, the Committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Committee members present at any meeting at which there is a quorum shall be the act of such Committee except as may be otherwise specifically provided by Applicable Law or this Agreement.

Section 8.06 Appeals Committee. The Chairperson of the Board, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of two (2) Independent Directors, and one (1) Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be temporarily replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

Section 8.07 Nominating Committee and Member Nominating Committee.

(a) **Director Nominations**. The Nominating Committee shall nominate candidates for election to the Board by Holdco, on an annual basis, and for all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Section 7.03(b). The Nominating Committee shall consist of at least three (3) members, subject to the following conditions:

(i) The number of Non-Industry Committee Members on the Nominating Committee shall equal or exceed the number of Industry Committee or Panel Members on the Nominating Committee.

(ii) The number of Independent Directors or committee members shall equal or exceed the number of non-Independent Directors or Committee Members on the Nominating Committee.

(iii) A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board.

(b) **Committee Member Nomination and Election**. The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by Holdco. Holdco shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of Section 7.03(b). In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be elected by Holdco at the annual meeting of the Company Members (in case of any vacancy occurring on a Nominating Committee or Member Nominating Committee during a calendar year, the remaining members of the Nominating Committee or Member Nominating Committee, as applicable, shall nominate a candidate to fill such vacancy and such candidate shall be elected by Holdco in accordance with Section 6.04). Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Section 7.04.

(c) **Member Representative Director Nomination and Election**. The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or Holdco under the terms of this Agreement (subject, where applicable, to Section 7.04). Each member of the Member Nominating Committee shall be a Member Representative Committee or Panel Member. The Member Nominating Committee shall consist of at least five (5) Exchange Member Executive Representatives, including at least two (2) broker members.

Section 8.08 Regulatory Oversight Committee.

(a) **Appointments; Regulatory and SRO Responsibilities**. The Chairperson of the Board, with the approval of the Board, shall appoint a Regulatory Oversight Committee ("ROC")_. The ROC shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, assess the Exchange's regulatory performance, and assist the Board and Committees in reviewing the regulatory plan and the overall effectiveness of the Exchange's regulatory functions.

(b) **Budget Review; Meetings**. In furtherance of its functions, the ROC (i) shall review the Exchange's regulatory budget, which shall be approved by the Board, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session.

(c) **Chief Regulatory Officer Goals, Performance and Compensation**. The ROC shall also, in consultation with the CEO, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel.

(d) **Autonomy; Independence**. To the extent that the CEO has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including implementation of the budget for the regulatory function or regulatory personnel matters, the ROC shall take all steps reasonably necessary to ensure that the CEO does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(e) **Committee Directors**. The ROC shall consist of at least three (3) members. Each member of the ROC shall be an Independent Director.

Section 8.09 Governance and Sustainability Oversight Committee.

(a) The Chairperson of the Board, with the approval of the Board, shall appoint a Governance and Sustainability Oversight Committee ("GSOC"). The GSOC shall consist of at least three (3) members, including at least one (1) Holdco Investor Director, one (1) Member Representative Director, and one (1) Non-Industry Director.

(b) The GSOC shall recommend to the Board corporate governance principles applicable to the Company, including those related to environmental, social responsibility and sustainability matters; assist the Board in its annual evaluation of the performance and effectiveness of the Independent Lead Director, the Board and its committees; and perform such other duties as the Board and/or the Chairperson may direct.

ARTICLE IX
OFFICERS

Section 9.01 Officers Generally. The officers of the Company shall include a Chief Executive Officer (the "**CEO**"), a Chief Regulatory Officer, a Company Secretary (the "**Secretary**") and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company (collectively, the "**Officers**"). The Board shall appoint any additional Officers and agents of the Company as the Board shall from time to time deem necessary. Any two (2) or more offices may be held by the same person, except that the offices of CEO and Secretary may not be held by the same person, and the offices of CEO and Chief Regulatory Officer may not held by the same person. Such Officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as (a) required by Applicable Law, and (b) the Board shall from time to time determine, as applicable, in accordance with the Company's annual budget and the terms of the Holdco Bylaws.

Section 9.02 CEO. Subject to the oversight of the Board, the CEO shall have general supervision over the business and affairs of the Company. The CEO shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The CEO shall exercise such other powers and perform such other duties as may be assigned to the CEO from time to time by the Board. The CEO of the Company shall be appointed by the Board of Holdco pursuant to section 4.03 of the Holdco Bylaws.

Section 9.03 Chief Regulatory Officer. A senior Officer of the Company shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such Committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the general counsel of the Company.

Section 9.04 Officers as Agents. The Officers of the Company, to the extent of their powers set forth in this Agreement or otherwise vested in them by the Board not inconsistent with this Agreement and Applicable Law are agents of the Company for the purpose of the Company's business, and the actions of the Officers of the Company taken in accordance with such powers shall bind the Company.

Section 9.05 Fiduciary Duties. Each Officer of the Company shall have a fiduciary duty of loyalty and care similar to that of officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 9.06 Incumbency Certificate. Any Person dealing with the Company may rely upon a certificate signed by an Officer of the Company designated by the Board, as to the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company.

ARTICLE X
EXCULPATION AND INDEMNIFICATION

Section 10.01 Exculpation of Covered Persons.

(a) **Covered Persons**. As used herein, the term "**Covered Person**" shall mean (i) each Company Member, (ii) each officer, director, shareholder, partner, member, employee, agent or representative of each Company Member and each of their respective Affiliates in their capacity as such, and (iii) each manager, officer, employee, director, agent or representative of the Company or any Subsidiary of the Company in their capacity as such.

(b) **Standard of Care**. No Covered Person shall be liable to the Company, any Subsidiary of the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, net income or net losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another director; (ii) one or more officers or employees of the Company or any Subsidiary of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company or any Subsidiary of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company or any Subsidiary of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Act.

Section 10.02 Indemnification.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Company Member or any direct or indirect Subsidiary of any of the foregoing in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, Director, Officer, employee or agent of the Company, any Company Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company Subsidiary; provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 10.02; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 10.02, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this Section 10.02 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 10.02 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 10.02 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d) **Insurance**. The Company shall purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 10.02 shall be provided out of and to the extent of Company assets only, and no Company Member (unless such Company Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnity by the Company.

(f) **Indemnitor of First Resort**. The Company hereby acknowledges that one or more of the Covered Persons may have certain rights to indemnification, advancement of expenses and/or insurance provided by an investment fund, institutional investor, financial institution, or other financial intermediary with which such Person is affiliated or of which such Person is a member, partner or employee (an "**Affiliated Institution**"), of such Covered Person. The Company agrees that, with respect to any such Covered Person, the Company (i) is, relative to each Affiliated Institution, the indemnitor of first resort (i.e., its obligations to the applicable Covered Person under this Agreement are primary and any duplicative, overlapping or corresponding obligations of an Affiliated Institution are secondary), (ii) shall be required to make all advances and other payments under this Agreement, and shall be fully liable therefor, without regard to any rights any Covered Person may have against his or her Affiliated Institution, and (iii) irrevocably waives, relinquishes and releases any such Affiliated Institution from any and all claims against such Affiliated Institution for contribution, subrogation or any other recovery of any kind in respect thereof.

(g) **Savings Clause**. If this Section 10.02 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 10.02 to the fullest extent permitted by any applicable portion of this Section 10.02 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h) **Amendment**. The provisions of this Section 10.02 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 10.02 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 10.02 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 10.03 Survival. The provisions of this Article X shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE XI
DISTRIBUTIONS

Section 11.01 Distributions. Subject to Section 11.02, Section 13.04 and Section 17.04, Distributions shall be declared at least annually upon the profits of the Company by the Board. Any such Distributions shall be made in accordance with the Company Members' Percentage Interests, and may be paid in cash or property of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board. If there is an outstanding capital call at the time of payment of any Distribution, a Company Member may elect to net the payment of such capital call against the amount of the Distribution for purposes of determining the net payment due by the Company Member on the capital call or to the Company Member as a result of the Distribution. Such netting arrangement is for the purpose of cash flows only, and shall not result in a recharacterization of either capital contribution or the distribution.

Section 11.02 Limitations. Notwithstanding any provision to the contrary contained in this Agreement:

(a) the Company shall not make a Distribution to any Company Member if, and to the extent, such Distribution would violate Section 18-607(a) or Section 18-804(a) of the Act or other Applicable Law;

(b) the Company shall not be required to pay any Distribution pursuant to Section 11.01 if payment of such Distribution would violate the Securities Exchange Act of 1934, as amended, any rules or regulations promulgated by the Securities and Exchange Commission thereunder, or any other applicable law; and

(c) the Company shall not make a Distribution, advance, or allocation to any Company Member using Regulatory Funds or in violation of Section 13.04.

Section 11.03 Tax Advances. At least fifteen (15) calendar days prior to the end of each fiscal quarter, the Company shall make advances ("**Tax Advances**") to the Company Members so that each Company Member shall have received Tax Advances equal to such Company Member's Tax Amount for such fiscal quarter (or, in the event that Net Available Cash is less than the total required Tax Advances for such fiscal quarter, the Company shall distribute the Net Available Cash pro rata among the Company Members in proportion to such required Tax Advances for such fiscal quarter). If after the end of any Fiscal Year it is determined that a Company Member's Tax Amount for the Fiscal Year exceeds the sum of the cumulative Tax Advances made to the Company Member hereunder and the Distributions made to such Company Member under Section 11.01, if any, for such Fiscal Year (any such excess, a "**Shortfall Amount**"), then the Company shall, on or before March 15 of the following Fiscal Year, make an additional Tax Advance to the Company Members of their respective Shortfall Amounts. If the aggregate Tax Advances to any Company Member pursuant to this Section 11.03 for a Fiscal Year exceed the Company Member's Tax Amount for such Fiscal Year, such excess shall be deducted when calculating the Tax Advances to be made to such Company Member for each subsequent Fiscal Year until the excess has been fully accounted for. All Tax Advances to a Company Member shall be treated as advances against any subsequent Distributions to be made to such Company Member under Section 11.01, Section 11.03 or Section 16.03 and shall be repaid by reducing the amount of the next succeeding Distribution to such Company Member under Section 11.01, Section 11.03 or Section 16.03. If any Distributions to a Company Member provided for in Section 11.01, Section 11.03 or Section 16.03 are reduced pursuant to the preceding sentence, for all other purposes of this Agreement, such Company Member shall be treated as having received all Distributions without taking into account such reduction, and the Company Member shall be treated as having repaid to the Company the Tax Advance.

Section 11.04 Withholding Advances. The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Company Member in amounts required to discharge any obligation of the Company (as determined by the Board based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any Distribution or allocation by the Company of income or gain to such Company Member (including payments made pursuant to Code Section 6225 as amended by the Bipartisan Budget Act of 2015 as such provisions may be modified from time to time (the "**BBA**") and apportioned to a Company Member as determined by the Board in its reasonable discretion based on the advice of legal or tax counsel to the Company) and to withhold the same from Distributions to such Company Member. Any funds withheld from a Distribution by reason of this Section 11.04 shall nonetheless be deemed Distributed to the Company Member in question for all purposes under this Agreement and, at the option of the Board, shall be charged against the Company Member's Capital Account. The Board shall promptly notify a Company Member of any proposed Withholding Advances.

ARTICLE XII
TAX TREATMENT OF THE COMPANY

Section 12.01 Partnership. Notwithstanding Section 2.04 above, the Company Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and the Company shall not take any action inconsistent with such treatment. The Company and each Company Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Company Member shall take any action inconsistent with such treatment.

ARTICLE XIII
BOOKS AND RECORDS AND ACCOUNTING

Section 13.01 Books and Records.

(a) **Generally**. The Board shall cause to be entered in appropriate books, kept at the Company's principal place of business, all transactions of or relating to the Company and its Subsidiaries (if any). The books and records of the Company shall be made and maintained at a location within the United States, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Board.

(b) **Confidentiality of Information and Records Relating to SRO Functions**. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel, including its Directors, Officers, employees and agents, and shall not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the SEC, personnel of another self-regulatory organization performing regulatory services on behalf of the Company, a processor operating pursuant to an effective national market system plan, and those personnel of the Company, members of Committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company. Nothing in this Section 13.01 shall be interpreted as to limit or impede the rights of the SEC to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Directors, Officers, employees or agents of the Company to disclose such confidential information to the SEC.

Section 13.02 Deposits of Funds. All funds of the Company shall be deposited in its name in such checking, money market, or other account or accounts as the Board may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Board shall determine.

Section 13.03 Inspection Rights; Regulatory Access and Supervision.

(a) Subject to the confidentiality provisions of Section 13.01, the Company Members shall have access to and the right, at their sole cost and expense, to inspect and copy the Company's books and records and to inspect the Company's facilities during normal business hours.

(b) The Company shall, and shall cause its Subsidiaries to, provide any Governmental Authority having regulatory examination authority over a Company Member or any of its Affiliates or members, as applicable (such Governmental Authority, a "**Regulator**"), reasonable access to (and copies as requested of) the Company's or its Subsidiaries' records, accounts, files, programs or systems.

(c) As between the Company and the Company Members, each Company Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company or any Subsidiary of the Company in connection with the inspections pursuant to this Section 13.03; provided, that the Company shall be responsible for any out-of-pocket costs and expenses incurred in connection with an inspection by a Regulator if such inspection was a direct result of action or failure to act by the Company or any Subsidiary of the Company.

Section 13.04 Operating Expenses. The Company shall pay all current expenses, including administrative expenses and fees, before any Distributions may be made to the Company Members. Appropriate reserves may be determined and charged to the Company Members (in accordance with GAAP) for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Board.

ARTICLE XIV
TAX MATTERS

Section 14.01 Fiscal Year. The Company's "**Fiscal Year**" shall be January 1 to December 31.

Section 14.02 Partnership Representative.

(a) For purposes of this Section 14.02, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the BBA.

(b) Within a period of thirty (30) days following the Effective Date the Board shall determine the identity of the Person which shall act as the Company's designated "partnership representative" within the meaning of Code Section 6223 (the "**Partnership Representative**"). The Partnership Representative and any "designated individual" within the meaning of Treasury Regulations Section 301.6223-1(b)(3)(ii) shall have sole authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws (the "**Partnership Audit Rules**"), subject to advice by the Company's tax advisors and approval by the Board of any material elections or decisions.

(c) If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have Subchapter C of Chapter 63 of the Code not apply to any federal income tax audits and other proceedings, the Partnership Representative shall, upon the instructions of the Board, cause the Company to make such election.

(d) If any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Partnership Representative shall promptly notify the Board upon the receipt of a notice of final partnership adjustment, and shall take such actions as directed by the Board, including whether to file a petition in Tax Court, cause the Company to pay the amount of any such adjustment under Code Section 6225, or make the election under Code Section 6226 or take any other action authorized by the Partnership Audit Rules. The Partnership Representative shall promptly notify each Company Member of any audit or contest relating to a tax return (or other tax matter) of the Company or any of its subsidiaries and shall use commercially reasonable efforts to keep each Company Member reasonably informed with respect to such audit or contest.

(e) If any "partnership adjustment" (as defined in Code Section 6241(2)) is finally determined with respect to the Company and the Partnership Representative has not caused the Company to make the election under Code Section 6226, then (i) the Company Members shall take such actions requested by the Partnership Representative; (ii) the Partnership Representative shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4) and (5); and (ii) any "imputed underpayment" (as determined in accordance with Code Section 6225) or partnership adjustment that does not give rise to an imputed underpayment, shall be apportioned among the Company Members of the Company for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Partnership Representative in good faith based on the advice of legal or tax counsel to the Company and subject to approval of the Board) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Company Members based upon their interests in the Company for the reviewed year. Notwithstanding the foregoing, the Partnership Representative and the Company shall not (1) take any action that would cause a Company Member to be required to file amended tax returns in accordance with Code Section 6225(c)(2)(A) (or any similar provisions under state or local law), without the advance written consent of each such Company Member or (2) elect the alternative "pull-in" procedure in accordance with Section 6225(c)(2)(B) of the Code (or any similar provisions under state or local law) in accordance with Code Section 6225(c)(2)(B), without the advance written consent of the Company Members holding at least a majority of the outstanding Units.

(f) If any Company Subsidiary (if applicable) (i) pays any partnership adjustment under Code Section 6225, (ii) requires the Company to file an amended tax return and pay associated taxes to reduce the amount of a partnership adjustment imposed on such Company Subsidiary, or (iii) makes an election under Code Section 6226, the Partnership Representative shall cause the Company to make the administrative adjustment request provided for in Code Section 6227 consistent with the principles and limitations set forth in Section 14.02(e) above for partnership adjustments of the Company, and the Company Members shall take such actions reasonably requested by the Partnership Representative in furtherance of such administrative adjustment request.

(g) The obligations of each Company Member or former Company Member under this Section 14.02 shall survive the transfer or redemption by such Company Member of its Units and the termination of this Agreement or the dissolution of the Company.

Section 14.03 Tax Returns. At the expense of the Company, the Board (or any Officer that it may designate pursuant to Section 7.02(a) and Section 9.01) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Company Subsidiaries (if any) own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Board or designated Officer shall cause to be delivered to each Person who was a Company Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year or the payment of such Person's taxes (including estimated taxes or a quarterly or other basis); provided, however, that if the Company is unable to provide such IRS Schedule K-1 to Form 1065 and such other information within ninety (90) days after the end of a Fiscal Year, the Company shall, within such time period, provide the Company Members with estimated information sufficient to permit the Company Members to file his, her or its U.S. federal and state income tax returns for such taxable year on an estimated basis, and thereafter the Company shall provide the Company Members with a final IRS Schedule K-1 to Form 1065 and such other information for such Fiscal Year as soon as such final IRS Schedule K-1 to Form 1065 and such other information is able to be prepared (provided that in no event shall such final IRS Schedule K-1 to Form 1065 and such other information be provided more than one hundred twenty (120) days after the end of a Fiscal Year).

ARTICLE XV
TRANSFER RESTRICTIONS

Section 15.01 Restrictions on Transfers.

(a) No Company Member may Transfer, in whole or in part, any of its Units to any Person, unless such Transfer shall be filed with and approved by the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder.

(b) Subject to Section 15.01(a), no Company Member may Transfer or assign any Units to any Person to the extent such Transfer would result in (i) a violation of the Securities Act or any other Applicable Law, (ii) the Company being required to register as an investment company under the U.S. Investment Company Act of 1940, as amended, (iii) the Company being required to register as an investment adviser under state or federal securities laws, or (iv) the Company being treated as a corporation for U.S. federal income tax purposes.

Section 15.02 Amendment of Schedules. In the event of any Transfer of Units in accordance with this Article XV, the Company shall amend 0 1 and Schedule 2 hereto to appropriately reflect such Transfer.

ARTICLE XVI
TERM AND DISSOLUTION

Section 16.01 Term. The legal existence of the Company shall be perpetual, unless the Company is sooner dissolved pursuant to Section 16.02.

Section 16.02 Dissolution.

(a) The Company shall be dissolved and its affairs wound up upon the first to occur:

(i) the election to dissolve the Company made by the Board;

(ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act;

(iii) the withdrawal, expulsion, Bankruptcy, or dissolution of the last remaining Company Member, or the occurrence of any other event which terminates the continued membership of the last remaining Company Member, unless the business of the Company is continued without dissolution in accordance with the Act; and

(iv) the occurrence of any other event that causes the dissolution of a limited liability company under the Act, unless the Company is continued without dissolution in accordance with the Act.

(b) Upon dissolution of the Company, the business of the Company shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Board. In winding up the Company's affairs, every effort shall then be made to dispose of the assets of the Company in an orderly manner, having regard to the liquidity, divisibility and marketability of the Company's assets.

Section 16.03 Application and Distribution of Assets. Upon windup of the Company, the Company shall distribute its assets as follows: (a) first, to creditors of the Company, including the

Company Members who are creditors, to the extent permitted by Applicable Law, whether by payment or the making of reasonable provision for the payment thereof, and including any contingent, conditional and unmature liabilities of the Company, taking into account the relative priorities thereof, (b) second, to the Company Members and former Company Members in satisfaction of liabilities under the Act for distributions to the Company Members, and (c) third to the Company Members in accordance with their respective Percentage Interests.

Section 16.04 Termination of the Company. The separate legal existence of the Company shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Company Members in the manner provided for in this Article XVI, and a Certificate of Cancellation shall have been filed in the manner required by Section 18-203 of the Act.

ARTICLE XVII
EXCHANGE AUTHORITIES, OPERATIONAL AND REGULATORY MATTERS

Section 17.01 Exchange Rules.

(a) The Board, acting in accordance with the terms of this Agreement and the Exchange Rules, shall be vested with all powers necessary for the governance of the Company as an “exchange” within the meaning of the Exchange Act. The Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate to promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Exchange Act,. If any such rules or amendments thereto are approved by the SEC or otherwise become effective as provided in the Exchange Act, they shall become operative Exchange Rules as of the date of SEC approval or effectiveness under the Exchange Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of this Agreement and the Exchange Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Exchange Rules adopted hereunder.

(b) The Board shall review proposed amendments to Holdco Bylaws whenever Holdco shall present such proposed amendments to the Board for review pursuant to Section 6.13(b) of the Holdco Bylaws. The Board’s review shall be limited to determining that the proposed amendments are not inconsistent with applicable provisions of the federal securities laws, regulations, and rules, and would not cause the Exchange to violate such provisions or interfere in any way with the Exchange’s ability to comply with the provisions of Section 6 of the Exchange Act or other applicable laws, regulations, or rules. If the Board so determines, it shall approve the proposed amendments for filing with the SEC pursuant to Section 19 of the Exchange Act and Rule 19b-4 thereunder if such filing is required under applicable laws, regulations, or rules, and shall authorize the preparation and submission to the SEC of such filing for approval to effect the proposed changes.

Section 17.02 Disciplinary Proceedings.

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or any Company Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of this Agreement, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or a person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Exchange Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Exchange Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or a person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of, or to pay any sanction, fine, or costs imposed by, the Board or any entity to which the Board has delegated its powers.

Section 17.03 Qualifications.

(a) **Member Qualifications**.

(i) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(ii) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(iii) The Board may from time to time promulgate Exchange Member applications appropriate to the prospective Exchange Members' roles that prospective Exchange Members must complete to the Exchange's satisfaction.

(iv) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

(b) **Listed Company Qualifications**.

(i) The Board shall have authority to adopt rules and regulations applicable to Listed Companies and applicants seeking to list securities on the Exchange, establishing specified and appropriate standards with respect to eligibility to list securities or continue listing securities, corporate governance standards for issuers, adoption and implementation of appropriate sustainability reporting standards, required public disclosures by Listed Companies, reporting to the Exchange or other regulatory bodies, and such other qualifications as the Board finds necessary or desirable.

(ii) The Board from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(iii) Uniform standards for regulatory and other access issues shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access by Listed Companies to all of services and facilities that the Company provides to Listed Companies.

Section 17.04 Fees, Dues, Assessments, and Other Charges.

(a) The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and Listed Companies and any other Persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges are otherwise consistent with the Exchange Act, including that the requirement that they shall be reasonable and equitably allocated among Exchange Members and Listed Companies and any other Persons using any facility or system that the Company operates or controls.

(b) Any Regulatory Funds shall not be used for non-regulatory purposes or distributed, advanced or allocated to any Company Member, but rather, shall be applied to fund regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

Section 17.05 Operational Date of Exchange. The Company has been formed in anticipation of its registration by the SEC as a national securities exchange (such date of approval by the SEC, the "**Approval Date**"). During the period between the Effective Date and the first date on which the Company commences operating a national securities exchange (the "**Operational Date**"):

(a) references in this Agreement to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board may appoint members of the Committees, but shall not be required to appoint all such Committee members until the date immediately prior to the Operational Date.

Section 17.06 Emergency Limited Liability Company Agreement. Subject to Section 19.02, the Board may adopt an emergency Limited Liability Company Agreement subject to repeal or change by action of the Company Members which shall, notwithstanding any different provision of any Applicable Law, the Certificate of Formation, or this Agreement, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a Committee cannot readily be convened for action. Such emergency Limited Liability Company Agreement may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 17.07 Authority to take Action under Extraordinary Market Conditions. The Board, or such Person or Persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all Persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the Person or Persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 17.08 Exchange Not Liable. Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its Subsidiaries.

Section 17.09 No Required Meetings of Exchange Members. The Company shall not be required to hold meetings of the Exchange Members.

ARTICLE XVIII
ALLOCATIONS

Section 18.01 Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income or Net Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Company Members in a manner such that, after giving effect to the special allocations set forth in Section 18.02 and Section 18.05, the Capital Account balance of each Company Member, immediately after making such allocations, is, as nearly as possible, equal to (a) the Distributions that would be made to such Company Member pursuant to Section 16.03 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 16.03, to the Company Members immediately after making such allocations, minus (b) such Company

Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Section 18.02 Regulatory and Special Allocations. Notwithstanding the provisions of Section 18.01:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Company Member shall be specially allocated income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Company Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 18.02(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Company Member that has a share of such Member Minimum Gain shall be specially allocated income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Company Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 18.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) In the event any Company Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), income and gain shall be specially allocated to such Company Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This Section 18.02(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) The allocations set forth in paragraphs (a), (b) and (c) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article XVIII (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Company Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Company Member shall be equal to the net amount that would have been allocated to such Company Member if the Regulatory Allocations had not occurred.

Section 18.03 Tax Allocations.

(a) Subject to Section 18.03(b) through Section 18.03(e), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Company Members in accordance with the allocation of such income, gains, losses and deductions among the Company Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Company Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Company Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704- 3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Company Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) Allocations pursuant to this Section 18.03 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Company Member's Capital Account or share of Net Income, Net Losses, Distributions or other items pursuant to any provisions of this Agreement.

Section 18.04 Allocation in Respect of Transferred Units. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of Article XV, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

Section 18.05 Curative Allocations. In the event that the Board determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this Article XVIII (an "**Unallocated Item**"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Company Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "**Misallocated Item**"), then the Board may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; provided, that no such allocation shall be made without the prior consent of each Company Member that would be adversely and disproportionately affected thereby; and provided, further, that no such allocation shall have any material effect on the amounts distributable to any Company Member, including the amounts to be distributed upon the complete liquidation of the Company.

ARTICLE XIX
GENERAL PROVISIONS

Section 19.01 Entire Agreement; Integration. This Agreement contains the sole and entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

Section 19.02 Amendments. This Agreement may be amended or repealed, or a new Limited Liability Company Agreement may be adopted, by the written consent of Holdco. Before any amendment to, or repeal of, any provision of this Agreement shall be effective, those changes shall be submitted to the Board and if such amendment or repeal must be filed with or filed with and approved by the SEC, then the proposed changes to this Agreement shall not become effective until filed with or filed with and approved by the SEC; provided, however that (a) the Company may amend 0, 0 and 0 from time to time as set forth in this Agreement and (b) the Board may amend this Agreement as required by the SEC.

Section 19.03 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

Section 19.04 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth in 0 and 0, as applicable (or at such other address for a party as shall be specified in a notice given in accordance with this Section 19.04).

Section 19.05 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 19.06 Governing Law; Waiver of Jury Trial.

(a) All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

(b) EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A

TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 19.07 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the addresses set forth in 0 and 0 shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section 19.08 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 19.09 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 19.10 Survival. The provisions of Section 6.01, Section 7.07(g) (as it relates to any compensation or expenses incurred prior to the termination of this Agreement), Section 13.03, Section 13.04, Section 17.04(b) and Article X (as it relates to any actions taken prior to the termination of this Agreement), Article XVI and this Article XIX shall survive the termination of this Agreement for any reason, whether as a result of a merger, combination or otherwise, and shall remain an obligation of the Company or any successor entity regardless of any merger, combination or any other transaction taking place. All other rights and obligations of the Company Members shall cease upon the termination of this Agreement.

Section 19.11 Assignment. This Agreement shall not be assigned or transferred by any party, in whole or in part, except in conjunction with any Transfer permitted pursuant to Article XV.

Section 19.12 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 19.13 Third Party Beneficiaries. Except for the rights of (a) Covered Persons pursuant to Article X, and (b) the rights of the SEC, a Regulator or any shareholder of Holdco, as applicable, expressly set forth in this Agreement, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 19.14 Applicable Approvals. Each party shall, if applicable, give any notices to, make any filings or submissions with, and use its commercially reasonable efforts to obtain at the earliest practical date any authorizations, consents or approvals of, and/or expiration of applicable waiting periods imposed by, any Governmental Authorities which are necessary to consummate the transactions contemplated hereunder. Each party shall furnish to the other parties such necessary information and reasonable assistance and cooperation as such other parties may request in connection with the foregoing. The parties shall use commercially reasonable efforts to comply as promptly as practicable with any requests made for any additional information in connection with such filings or actions. The parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority and use commercially reasonable efforts to comply promptly with any such inquiry or request.

Section 19.15 Further Assurance. In connection with this Agreement and the transactions contemplated hereby, each party hereto hereby agrees, at the request of the other party hereto, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 19.16 Rules of Construction. The definitions in Article I and any definitions contained elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. In construing this Agreement, unless the context requires otherwise, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections and Schedules shall be deemed to be references to Articles and Sections of, and Schedules to, this Agreement unless the context requires otherwise. All Schedules attached hereto shall be deemed incorporated herein as if set forth in full herein, and the words "hereof," "herein" and "hereunder" and words of similar import shall refer to this Agreement as a whole, including all Schedules, and not to any particular provision of this Agreement. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." References to a Person are also to its permitted successors and permitted assigns. Except as otherwise expressly provided herein, any agreement, instrument or statute referred to herein means such agreement, instrument or statute as it may be amended, modified, supplemented or restated from time to time, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this First Amended and Restated Limited Liability Company Agreement as of the date first written above.

GREEN EXCHANGE, PBC

By: ____

Name: ____

Title: ____

GREEN IMPACT EXCHANGE, LLC

By: ____

Name: ____

Title: ____

SCHEDULE 1

Company Members, total number of Units authorized for issuance as of the Effective Date is 10,000.

GREEN EXCHANGE, PBC

Total Units Issued: 10,000

Percentage Interest: 100%

SCHEDULE 2

Address of Company Members for Notices

[TBD]

SCHEDULE 3

Directors

[TBD]

SCHEDULE 4

Principal Office of the Company

[TBD]

Notices to the Company should be provided to: [TBD]

GREEN IMPACT EXCHANGE, LLC
DATE OF FILING: JUNE 30, 2025
DATE AS OF WHICH THE INFORMATION IS ACCURATE: JUNE 30 , 2025

EXHIBIT B

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

GIX's Rule Book as of April 11, 2025 is available on the Exchange's website, www.tradegix.com. There are no other responsive items.

Green Impact Exchange, LLC
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2025

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has contractor or other agreement relating to the operation of an electronic trading systems to be used to effect transactions on the exchange ("System"), provide the following information: 1. Name and address of organization 2. Form of organization (e.g., association, corporation, partnership, etc.) 3. Name of state and statute citation under which organized. Date of incorporation in present form. 4. Brief description of nature and extent of affiliation. 5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System. 6. A copy of the constitution. 7. A copy of the articles of incorporation or association including all amendments 8. A copy of existing by-laws or corresponding rules or instruments. 9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions. 10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Affiliates of the Exchange: 1. Green Exchange, PBC ("GEPBC"). Address: 11 Meadow View Road, Gladstone, NJ 07934

2. Public Benefit Corporation

3. Delaware, pursuant to Sections 101, 108(c) and 361 of the Delaware General Corporations Law. Date of Formation is January 21, 2022.

4. Nature of Affiliation: GEPBC is the sole member of Green Impact Exchange, LLC ("GIX LLC" or the "Exchange"). Pursuant to Article VII, Section 7.04 of the First Amended and Restated Limited Liability Company Agreement of Green Impact Exchange, LLC (the GIX LLC Agreement), GEPBC will elect all directors of the Board of Directors of the Exchange (the "GIX Board"), except for those Directors approved by GIX LLC members pursuant to Article VII, Section 7.04(b) of the GIX LLC Agreement. GEPBC will have the right to nominate up to three (3) directors to the GIX LLC Board, pursuant to the process described in Article III, Section 3.01(c) of the First Amended and Restated Bylaws of Green Exchange, PBC. Exchange Members who are not also shareholders of GEPBC will not have any ownership interest in the Exchange.

5. GEPBC is a Delaware public benefit corporation that was formed for the purpose of (i) incentivizing companies to reduce the environmental costs and impacts of operations, establish sustainable corporate governance standards, and embed green behaviors and feedback into all levels of the company; (ii) educating investors regarding public companies' commitments to green values as a core element of their mission; and (iii) amplifying investors' influence regarding public companies achieving green commitments. GEPBC is the holding company for GIX LLX membership interests, and GEPBC does not and will not have day-to-day operational responsibilities in connection with the operation of the System.

6. N/A

7. Attached

8. Attached

9. Officers/Governors/Members of standing committees:

GEPBC:

Daniel M. Labovitz, Chief Executive Officer; Director; Board Chair

Charles P. Dolan, President and Chief Operating Officer

Alexander Kontoleon, Chief Strategy Officer, Corporate Secretary

Robert Wotczak, Director

John Martini, Director

GIX LLC: See Ex. J.

10. N/A

<u>Contractors responsible for operation of the System</u>

GIX LLC has contracted with MEMX Technologies LLC ("MEMX Technologies") to operate the System. MEMX Technologies will supply the resources, technology, and connectivity necessary to operate all core services of the System.

1. MEMX Technologies LLC (f/k/a EXM Technologies LLC). Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. Limited Liability Corporation

3. Delaware, pursuant to Delaware Limited Liability Company Act, 6 Del. C. Section 18 101 et seq. Date of Formation is October 3, 2018.

4. Nature of Affiliation: Contractor. GIX LLC has contracted with MEMX Technologies to operate the System. MEMX Technologies is affiliated with the MEMX LLC and MEMX2 LLC Exchanges (together, the "MEMX Exchanges"), both of which are registered national securities exchanges. MEMX Technologies develops and operates proprietary trading technology necessary to operate a National Market System-compliant registered securities exchange. MEMX Technologies will be the vendor for GIX for both the hardware and software needed to operate and maintain the System. The MEMX Exchanges are not parties to any contract with, and have no business relationship with, GIX LLC.

5. Brief description of business or functions: MEMX Technologies will supply all necessary hardware and connectivity to operate the System, install market-relevant software on the hardware platform, maintain the hardware and software, including updates to necessary software and systems. GIX will use MEMX Technologies' industry connection software to ensure compliance with trade reporting and clearance functions. All communications hardware will be maintained by MEMX Technologies as GIX's agent. MEMX Technologies will also support intra-day compliance monitoring by GIX and provide timely reporting to GIX's Market Operations staff on any potential Regulation SCI events (direct or indirect) or other operational issues with the System, pursuant to a service level agreement between the parties. All communications between the users of GIX and the System will be monitored and controlled by GIX Market Operations. GIX may contract with MEMX Technologies to handle situations where additional Market Operations coverage is needed, but those personnel will only be able to access either MEMX Technologies or GIX trade data in the course of a single trading day (which includes the Regular Trading Hours and Pre-Market and Post-Market Sessions), but not both sets of trade data on the same day. The trading platforms operated by MEMX Technologies (including GIX LLC, the MEMX Exchanges, and any other exchanges or trading platforms operated by MEMX Technologies) currently are and will be segregated to ensure that GIX is not deemed to be a facility of the MEMX Exchanges. MEMX Technologies will not disclose information or data (i) about or originating with GIX in its dealings with the MEMX Exchanges; or (ii) about or originating with the MEMX Exchanges in such exchanges' dealings with GIX.

6. N/A.

7. N/A

8. N/A

9. Officers/Governors/Members of standing committees: Jonathan Kellner, Chief Executive Officer Dominick Paniscotti, Chief Technology Officer.

10. N/A

FIRST AMENDED & RESTATED BYLAWS
OF
GREEN EXCHANGE, PBC

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"***Affiliate***" means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by, or under direct or indirect common Control with, such Person. The term "Affiliated" shall have a correlative meaning.

"***Beneficial Owner***" means, with respect to ownership or Control of Capital Stock, a Person who meets the definition of a beneficial owner pursuant to Rule 13d-3 under the Exchange Act; and the term "beneficially" shall have a correlative meaning when used with respect of ownership or Control of Capital Stock.

"***Board of Directors***" means the board of directors of the Corporation.

"***Capital Stock***" means any and all shares of stock of the Corporation, including, without limitation, shares of common, preferred, or other preference stock.

"***Certificate of Formation***" has the meaning set forth in Section 2.08.

"***Chair of the Board***" has the meaning set forth in Section 2.09.

"***Control***" means, when used with respect to any specified Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control another Person in which it owns, directly or indirectly, a majority of the ownership interests or voting securities.

"***Corporation***" means Green Exchange, PBC, a Delaware public benefit corporation.

"***Corporate Records of GIX***" shall mean the corporate and financial books and records of GIX LLC.

"***DGCL***" means the Delaware General Corporation Law.

"***Director***" means an individual serving as a member of the Board of Directors.

"***Enforcement Action***" has the meaning set forth in .Section 6.07.

"***Exchange Act***" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute, and the applicable rules and regulations promulgated thereunder.

"***Exchange Member***" means any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as GIX LLC.

"***Foreign Action***" has the meaning set forth in Section 6.07.

"***GIX Board***" means the Board of Directors of GIX LLC.

"***GIX LLC***" means Green Impact Exchange, LLC, a wholly owned Subsidiary of the Corporation.

"***GIX LLC Agreement***" means that certain First Amended and Restated Limited Liability Company Agreement, dated [●], of GIX LLC, as may thereafter be amended, restated or modified.

"***Holdco Investor Director***" means a director elected to the GIX Board and nominated by the Corporation pursuant to these Bylaws to represent the interests of the Corporation on the GIX Board.

"***Holdco Nominees***" has the meaning set forth in Section 3.01(c).

"***Independent Director***" means a Director who: (a) is not a current or former shareholder, Director, executive officer or employee of the Corporation or a family member of the foregoing, and (b) has no material relationship with the Corporation or any Affiliate of the Corporation, provided, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is serving (or has served) as an Independent Director of the Corporation or is serving (or has served) on the GIX Board as an Independent Director (as such term is defined in the GIX LLC Agreement).

"***Industry Director***" has the same meaning ascribed to it in the GIX LLC Agreement.

"***Person***" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

"***Records***" has the meaning set forth in Section 6.11.

"***Registration Date***" means the date on which GIX LLC becomes registered with the SEC as a national securities exchange.

"***Related Persons***" means with respect to any Person: (a) any Affiliate of such Person (as such term is defined in Rule 12b-2 under the Exchange Act); (b) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Capital Stock; (c) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or Director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (d) in the case of an Exchange Member, any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act); (e) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (f) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a Director or officer of the Corporation or any Subsidiary of the Corporation; (g) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a Director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (h) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

"***SEC***" means the U.S. Securities and Exchange Commission and any successor thereto.

"***Stockholder***" means the owner of record of one or more shares of any class of Capital Stock of the Corporation, without regard to any rights, entitlements, or limitations associated with such class of stock. For the avoidance of doubt, a Stockholder shall not include holders of vested options to purchase shares of Capital Stock of the Corporation pursuant to an incentive stock option plan unless and until such option holder shall have exercised such option(s) and fully paid for the associated shares.

"***Subsidiary***" means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more Subsidiaries, (a) owns a majority of the outstanding shares or other equity interests having the power to vote for Directors or comparable managers of such other Person, or (b) has the power to generally direct the business and policies of that other Person, whether by contract or as a general partner, managing member, manager, joint venturer, agent or otherwise.

ARTICLE II
OFFICES & STOCKHOLDERS

Section 2.01 Offices. The address of the registered office of the Corporation in the State of Delaware shall be at The Corporation Trust Company, 1209 Orange Street, Corporation Trust

Center, Wilmington, County of New Castle, DE 19801. The Corporation will also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors. The Corporation may have other offices, both within and without the State of Delaware, as the Board of Directors from time to time shall determine or the business of the Corporation may require.

Section 2.02 Place of Meetings. All meetings of the Stockholders shall be held at such place, if any, either within or without the State of Delaware, or by means of remote communication, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section 2.03 Annual Meeting.

(a) The annual meeting of the Stockholders for the election of Directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

(b) For nominations or other business to be properly brought before an annual meeting by a Stockholder, (i) the Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, and (ii) such other business must be a proper matter for Stockholder action under the DGCL and applicable law. Such Stockholder's notice will set forth: (A) as to each Person whom the Stockholder proposed to nominate for election or reelection as a Director all information relating to such Person that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, as amended, and Rule 14a-4(d) thereunder (including such Person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); and (B) as to any other business that the Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such Stockholder and the Beneficial Owner, if any, on whose behalf the proposal is made.

(c) Except as otherwise provided by law, the chair of the meeting will have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination will not be presented for Stockholder action at the meeting and will be disregarded.

Section 2.04 Special Meetings. Special meetings of Stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board of Directors and may not be called by any other Person or Persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Section 2.05 Adjournments. Either the chair of the meeting or a majority of the shares present in person, by remote communication, if applicable, or represented by proxy, may adjourn any meeting of the Stockholders, annual or special, from time to time to reconvene at the same or some other place, if any. Notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for Stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each Stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.06 Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the Stockholders entitled to vote at the meeting (if such date is different from the record date for Stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of Stockholders shall be given by the Corporation not less than 10 days nor more than 60 days before the meeting (unless a different time is specified by law) to every Stockholder entitled to vote at the meeting as of the record date for determining the Stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to Stockholders shall include a statement to the effect that the Corporation is a public benefit corporation formed pursuant to Section 366(a) of the DGCL. Notices of meetings to Stockholders may be given by mailing the same, addressed to the Stockholder entitled thereto, at such Stockholder's mailing address as it appears on the records of the Corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to Stockholders, any such notice may be given by electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any Stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the Stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any Stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.07 List of Stockholders. The Corporation shall prepare a complete list of the Stockholders entitled to vote at any meeting of Stockholders (provided, however, if the record date for determining the Stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the Stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each Stockholder and the number of shares of each class of Capital Stock of the Corporation registered in the name of each Stockholder at least ten days before any meeting of the Stockholders. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any Stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any Stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the Stockholders entitled to examine the stock ledger and the list of Stockholders or to vote in person or by proxy at any meeting of Stockholders.

Section 2.08 Quorum. Unless otherwise required by law, the Corporation's Certificate of Incorporation (the "***Certificate of Formation***") or these Bylaws, at each meeting of the Stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or by remote communication, if applicable, or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the Stockholders, the Stockholders entitled to vote thereat, present in person or by remote communication, if applicable, or represented by proxy, shall have power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.05, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.09 Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the Stockholders as it shall deem appropriate. At every meeting of the Stockholders, the Chair of the Board of Directors (the "***Chair of the Board***") or in his or her absence or inability to act, the president or, in his or her absence or inability to act, the Person whom the Chair of the Board shall appoint, shall act as chair of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the Person whom the chair of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chair of any meeting of the Stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to Stockholders of record of the Corporation, their duly authorized and constituted proxies or such other Persons as the chair of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section 2.10 Voting; Proxies.

(a) Subject to Section 3.02, unless otherwise required by law or the Certificate of Incorporation, the election of Directors shall be decided by a plurality of the votes cast at a meeting of the Stockholders, at which a quorum is present, by the holders of stock entitled to vote in the election. Subject to Section 5.05, unless otherwise required by law, the Certificate of Incorporation, or these Bylaws, any matter, other than the election of Directors, brought before any meeting of Stockholders, at which a quorum is present, shall be decided by the affirmative vote of the majority of shares present in person or by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote on the matter.

(b) Subject to Section 5.05, each Stockholder entitled to vote at a meeting of Stockholders or to express consent to corporate action without a meeting may authorize another Person or Persons to act for such Stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a Person to act as proxy may be documented, signed, and delivered in accordance with Section 116 of the DGCL provided that such authorization shall set forth, or be delivered with, information enabling the Corporation to determine the identity of the Stockholder granting such authorization. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A Stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of Stockholders need not be by written ballot.

Section 2.11 Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of Stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more Persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the Person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other Persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes, or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a Stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable law. No Person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.12 Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of Stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing or by electronic transmission, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware (by hand or by certified or registered mail, return receipt requested), its principal place of business, an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded, or to an information processing system designated by the Corporation for receiving such consents in accordance with applicable law. Every consent shall bear the date of signature of each Stockholder who signs the consent, and no consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.12, consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall, to the extent required by applicable law, be given to those Stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 2.13 Fixing the Record Date.

(a) In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the determination of Stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for Stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of Stockholders entitled to vote therewith at the adjourned meeting.

(b) In order that the Corporation may determine the Stockholders entitled to consent to corporate action without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining Stockholders entitled to consent to corporate action without a meeting: (i) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery (by hand, or by certified or registered mail, return receipt requested) to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the Stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III
BOARD OF DIRECTORS

Section 3.01 General Powers.

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these Bylaws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

(b) The Board of Directors shall elect the Chair of the Board by the affirmative votes of a majority of the members of the Board of Directors. Except as otherwise provided in these Bylaws, the Chair of the Board shall preside at all meetings of the Board of Directors and of Stockholders. The Chair of the Board shall perform such other duties and services as shall be assigned to or required of the Chair of the Board by the Board of Directors.

(c) Subject to the GIX LLC Agreement, the Board of Directors shall have the following powers with respect to the Corporation's representation on the GIX Board:

(i) The Board of Directors shall nominate three (3) individuals as the nominees for the three (3) Holdco Investor Director positions on the GIX Board (the "***Holdco Nominees***") to represent the interests of the Corporation and its Stockholders on the GIX Board, one of whom shall be the Chief Executive Officer. The remaining Holdco Nominees may, but are not required to, be Directors, officers or employees of the Corporation. The individuals shall be approved as Holdco Nominees by the affirmative vote of a majority of the Board of Directors.

(ii) Upon approval by the Board of Directors, the names of the Holdco Nominees shall be submitted to GIX LLC pursuant to Section 7.03(c) or Section 7.03(e) of the GIX LLC Agreement. The Holdco Nominees shall be elected to the GIX Board as Holdco Investor Directors pursuant to Section 7.04 of the GIX LLC Agreement and shall each be considered an Industry Director.

(iii) In the event that one or more Holdco Investor Director seats on the GIX Board are vacant, the Board of Directors shall promptly nominate an individual to fill each vacant seat(s), pursuant to the process described in Section 3.01(c)(i) and Section 3.01(c)(ii) of these Bylaws and as described in Section 7.05(c) of the GIX LLC Agreement.

(iv) Holdco Investor Directors shall serve at the pleasure of the Board of Directors, and may be removed with or without cause from their positions as members of the GIX Board by an affirmative vote of a majority of the Board of Directors.

Section 3.02 Composition; Term of Office.

(a) *Number of Directors*. The authorized number of Directors of the Corporation shall initially be five (5) members, and such number may be modified by the Board of Directors from time to time by the affirmative vote of a majority of the Board of Directors, subject to applicable regulatory approvals.

(b) *Composition*. The Board of Directors shall consist of:

(i) two (2) Directors elected by the holders of common stock, voting as a separate class;

(ii) two (2) Directors elected by the holders of preferred stock, voting as a separate class; and

(iii) one (1) Director who shall be the Independent Director, and elected by unanimous written approval of the other four (4) members of the Board of Directors.

(c) *Term*. Each Director shall hold office until a successor is duly elected and qualified or until the Director's earlier death, resignation, disqualification, or removal.

Section 3.03 Newly Created Directorships and Vacancies.

(a) Any newly created Directorships resulting from an increase in the authorized number of Directors and any vacancies occurring in the Board of Directors, shall be filled solely by the affirmative votes of a majority of the remaining Directors, although less than a quorum, or by a sole remaining Director.

(b) A Director who is elected by the Board pursuant to Section 3.03(a) to represent a class of Shareholder pursuant to Section 3.02(b)(i) or (b)(ii) shall hold office until the earliest of (i) the ratification of such Director's election, by a vote of the Stockholders entitled to vote in an election of such Director, (ii) such Director's death, resignation, or removal, or (iii) the election by the Stockholders entitled to vote in an election of such Director of a duly elected and qualified successor. A vote of the Stockholders entitled to vote in the election of the Director to ratify the Board's election of such Director, or to elect a Director other than the Director elected by the Board, shall be held at the next annual meeting of the Corporation after the election of such Director by the Board.

(c) A Director elected by the Board pursuant to Section 3.03(a) to act as Independent director pursuant to 3.02(b)(iii) shall hold office until earliest of the death, resignation, disqualification, or removal of such Director, or the election of a duly qualified successor.

Section 3.04 Resignation. Any Director may resign at any time by notice given either in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified. An oral resignation shall not be deemed effective until confirmed by the Director in writing or by electronic transmission to the Corporation.

Section 3.05 Removal.

(a) Except as prohibited by applicable law or the Certificate of Formation, the Stockholders who are entitled to vote in an election of Directors may remove any Director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

(b) A Director, including the Independent Director, may be removed from office at any time for cause by a unanimous vote of the remaining Directors (not including the Director whose removal is sought), although less than a quorum.

(c) A Director who becomes subject to a statutory disqualification (as defined in Section 3(a)(39) of the Securities Exchange Act of 1934) shall automatically and immediately be removed from the Board of Directors.

Section 3.06 Fees and Expenses. Directors shall receive such fees and expenses as the Board of Directors shall from time to time prescribe.

Section 3.07 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or the Chair of the Board. Unless the Board of Directors otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to Section 3.17 will be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter.

Section 3.08 Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the Chair of the Board or the president (if a Director) at least 24 hours' notice to each Director given by one of the means specified in Section 3.11 hereof other than by mail or on at least three days' notice if given by mail. Special meetings shall be called by the Chair of the Board, the Chief Executive Officer (if a Director), or the president (if a Director) in like manner and on like notice on the written request of any two or more Directors. Special meetings of any committee appointed pursuant to Section 3.17 may be held at any place that has been determined from time to time by such committee, and may be called by any Director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors.

Section 3.09 Meetings by Electronic Communications Equipment. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all Persons participating in the meeting can hear each other and be heard. Participation by a Director in a meeting pursuant to this Section 3.09 shall constitute presence in Person at such meeting.

Section 3.10 Adjourned Meetings. A majority of the Directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board of Directors shall be given to each Director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.11 Notices. Subject to Section 3.08, Section 3.10, and Section 3.12 hereof, whenever notice is required to be given to any Director by applicable law, the Certificate of

Incorporation, or these Bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such Director at such Director's address as it appears on the records of the Corporation, facsimile, email, or by other means of electronic transmission.

Section 3.12 Waiver of Notice. Whenever notice to Directors is required by applicable law, the Certificate of Incorporation, or these Bylaws, a waiver thereof, in writing signed by, or by electronic transmission by, the Director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a Director at a meeting shall constitute a waiver of notice of such meeting except when the Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.13 Organization. At each meeting of the Board of Directors, the Chair of the Board or, in his or her absence, another Director selected by the Board of Directors shall preside. The secretary shall act as secretary at each meeting of the Board of Directors. If the secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant secretaries, the Person presiding at the meeting may appoint any Person to act as secretary of the meeting.

Section 3.14 Quorum of Directors. Except as otherwise permitted by the Certificate of Incorporation, these Bylaws, or applicable law, the presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.15 Action by Majority Vote. Except as otherwise expressly required by these Bylaws, the Certificate of Incorporation, or by applicable law, the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.16 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all Directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission and any consent may be documented, signed, and delivered in any manner permitted by Section 116 of the DGCL. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.17 Committees of the Board of Directors.

(a) **Executive Committee**. The Board of Directors may appoint an Executive Committee to consist of one or more Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee will have the power or authority in reference to (i) approving or adopting, or recommending to the Stockholders, any action or matter expressly required by the DGCL to be submitted to Stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) **Other Committees**. The Board of Directors may designate one or more other committees, each committee to consist of one or more of the Directors. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified Director at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining committee member or members present at the meeting and not disqualified from voting, whether or not such committee member or members constitute a quorum, may unanimously appoint another Director to act at the meeting in the place of any such absent or disqualified Director. Committees of the Board of Directors will have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event will any such committee have the powers denied to the Executive Committee in these Bylaws. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings.

(c) Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.

ARTICLE IV
OFFICERS

Section 4.01 Positions and Election. The officers of the Corporation shall be elected by the Board of Directors and shall include, if and when designated by the Board of Directors, a president, a chief executive officer, a chief financial officer, a treasurer, and a secretary. The Board of Directors, in its discretion, may also elect one or more vice presidents, assistant treasurers, assistant secretaries, and other officers. Any two or more offices may be held by the same Person.

Section 4.02 Term; Resignation or Removal; Vacancies.

(a) **Term**. All officers will hold office at the pleasure of the Board of Directors and until their successors have been duly elected or appointed and qualified, unless such officer shall have resigned or been sooner removed.

(b) **Resignation or Removal**. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the president or the secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any officer elected or appointed by the Board of Directors may be removed at any time, with or without cause, by a majority vote of the Directors then in office. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights.

(c) **Vacancies.** Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

Section 4.03 Chief Executive Officer. The Chief Executive Officer will preside at all meetings of the Stockholders and (if a Director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. The Chief Executive Officer will be the chief executive officer of the Corporation and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. The Chief Executive Officer will also serve as the chief executive officer of GIX LLC and chairperson of the GIX Board.

Section 4.04 The President. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the Stockholders and (if a Director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the Corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The president shall perform such other duties incident to the office of president, and any other duties as may be from time to time assigned to the president by the Board of Directors and subject to the control of the Board of Directors in each case, or by the Chief Executive Officer and subject to the control of the Chief Executive Officer in such case.

Section 4.05 Vice Presidents. Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the chief executive officer.

Section 4.06 The Secretary. The secretary shall attend all sessions of the Board of Directors and all meetings of the Stockholders and record all votes and the minutes of all proceedings, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the Stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the president. The secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 4.07 The Treasurer. The treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Financial Officer and the Directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as treasurer.

Section 4.08 Chief Financial Officer. The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer will perform other duties commonly incident to his or her office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer will perform other duties commonly incident to the office.

Section 4.09 Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the president or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any Director.

ARTICLE V
STOCK CERTIFICATES; TRANSFER & OWNERSHIP

Section 5.01 Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the

Corporation. Any or all such signatures may be facsimiles. Any stock certificate issued by the Corporation will note conspicuously that the Corporation is a public benefit corporation pursuant to Section 364 of the DGCL. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.

Section 5.02 Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such Person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 5.03 Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 5.04 Lost, Stolen, or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

Section 5.05 Limitations on Ownership.

(a) Except as provided in Section 5.05(c)(i) and Section 5.05(c)(ii), commencing on the Registration Date and for so long as the Corporation Controls, directly or indirectly, GIX LLC:

(i) no Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or Beneficially, Capital Stock constituting more than forty percent (40%) of any class of Capital Stock;

(ii) no Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or Beneficially, Capital Stock constituting more than twenty percent (20%) of any class of Capital Stock; and

(iii) no Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of Capital Stock or give any consent or proxy with respect to Capital Stock representing more than twenty percent (20%) of the voting power of the then issued and outstanding Capital Stock, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the Capital Stock that is subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote, or cause the voting of Capital Stock which would represent more than twenty percent (20%) of such voting power.

(b) None of the Stockholders shall be deemed to be in breach of Section 5.05(a) if such Stockholder is in violation of the limitations set forth above as a result of an action by any other Person (other than such Stockholder or such Stockholder's Affiliates) (including, for the avoidance of doubt, any transfer or surrender of Capital Stock by another Stockholder or a redemption of Capital Stock by the Corporation).

(c) Subject to Sections 5.05(d) and 5.05(e) and commencing on the Registration Date and for so long as the Corporation shall Control, directly or indirectly, GIX LLC the limitations in Sections 5.05(a)(i) and 5.05(a)(iii):

(i) shall not apply in the case of any class of Capital Stock that does not have the right by its terms to nominate any Directors or vote on other matters that may require the approval of the holders of voting Capital Stock of the Corporation, if any (other than matters affecting the rights, preferences or privileges of said class of Capital Stock); and

(ii) except with respect to Exchange Members and their Related Persons, may be waived by the Board of Directors pursuant to a unanimous resolution of the Board of Directors stating that it is the determination of such Board of Directors that such action shall not impair the ability of GIX LLC, to carry out its functions and responsibilities as an "exchange" under the Exchange Act, and the rules and regulations promulgated thereunder; that it is otherwise in the best interests of the Corporation, its Stockholders and GIX LLC, and that it shall not impair the ability of the SEC to enforce the Exchange Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the SEC. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the rules and regulations promulgated thereunder, and the governance of GIX LLC.

(d) Notwithstanding Sections 5.05(c)(i) and 5.05(c)(ii) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Capital Stock, such sale, assignment or transfer shall not become effective until the Board of Directors shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(e) Notwithstanding Sections 5.05(c)(i) and 5.05(c)(ii) above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or Beneficially, Capital Stock constituting more than forty percent (40%) of the outstanding Capital Stock of any class, or to exercise voting rights, or grant any proxies or consents with respect to Capital Stock constituting more than twenty percent (20%) of the voting power of the then issued and outstanding Capital Stock, shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board of Directors shall expressly consent) before the proposed ownership of such Capital Stock, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(f) Notwithstanding anything in this Agreement to the contrary, for purposes of calculating total ownership percentages of any class of Capital Stock pursuant to Section 5.05(a)(i) and 5.05(a)(ii), non-voting shares of Capital Stock issued by the Corporation in pursuant to Section 5.08 shall be counted as belonging to the class of Capital Stock converted in exchange for such non-voting shares.

Section 5.06 Notices of Ownership. Commencing on the Registration Date and for so long as the Corporation shall Control, directly or indirectly, GIX LLC:

(a) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares of Capital Stock outstanding), of record or Beneficially five percent (5%) or more of the then outstanding Capital Stock shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding Capital Stock, give the Board of Directors written notice of such ownership, which notice shall state: (i) such Person's full legal name; (ii) such Person's title or status and the date on which such title or status was acquired; (iii) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (iv) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(b) Each Person required to provide written notice pursuant to Section 5.06(a) shall update such notice promptly after any change in the contents of that notice; provided that no updated notice pursuant to this Section 5.06(b) shall be required to be provided to the Board of Directors:

(i) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding Capital Stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the Capital Stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the Capital Stock then outstanding (at a time when such Person previously owned more than such percentages); or

(ii) in the event the Corporation issues additional Capital Stock or takes any other action that dilutes the ownership of such Person, or acquires or redeems Capital Stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares of Capital Stock held by such Person.

(c) The Board of Directors shall have the right to require any Person reasonably believed to be subject to and in violation of this Section 5.06 to provide the Corporation complete information as to all shares of Capital Stock owned, directly or indirectly, of record or Beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Section 5.06 as may reasonably be requested of such Person.

Section 5.07 Effect of Purported Transfers and Voting in Violation of this Article. If any Stockholder purports to sell, transfer, assign, or pledge to any Person, other than the Corporation, any Capital Stock of the Corporation that would violate the provisions of Article V, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares of Capital Stock that would not violate the provisions of Article V hereof and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation voting, payment of dividends and distributions with respect to such shares whether upon liquidation or otherwise. If any Stockholder purports to vote, or to grant any proxy or enter into any agreement, plan, or other arrangement relating to the voting of shares that would violate the provisions of Article V hereof, then the Corporation shall not honor such vote, proxy, agreement, plan, or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

Section 5.08 Redemption or Conversion of Shares Transferred or Owned in Violation of Article V.

(a) If any Stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of Article V hereof, then the Corporation shall have the right to and shall, promptly after confirming such violation and to the extent funds are legally available to do so, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of Article V hereof, for a price per share equal to the par value of those shares.

(b) In the event of violations or potential violations of Section 5.05(a)(iii) by a Stockholder (each a "Restricted Voting Stockholder") that are not remedied by unanimous Board resolution or other exemption pursuant to Section 5.05(c), the minimum number of shares of Capital Stock held by such Restricted Voting Stockholder necessary to cause such Restricted Voting Stockholder's voting shares percentage to equal the maximum voting percentage pursuant to Section 5.05(a)(iii) shall automatically, immediately, and without any action on the part of the Restricted Voting Stockholder, be converted on a one-for-one basis, into non-voting shares of Capital Stock of the same class as the voting shares. Such conversion shall be irrevocable.

(c) The automatic conversions pursuant to paragraph (b) above shall occur if the maximum voting percentage pursuant to Section 5.05(a)(iii) shall be exceeded for any reason, including but not limited to (x) a transfer of shares, (y) any change in the overall number of then-outstanding shares of Capital Stock, or (z) the acquisition by a Stockholder of additional shares of Capital Stock in excess of the limits of Section 5.05(a)(iii).

(d) The Corporation shall, promptly upon the occurrence of any automatic conversion pursuant to this Section 5.08, authorize and issue such number of shares of non-voting Capital Shares as is necessary to effect the conversion, and shall reflect the resulting changes in its books and records relating to Capital Stock. Notwithstanding anything to the contrary, the failure to reflect the conversion in the books and records of the Corporation shall not invalidate such automatic conversion, which shall be deemed to be effective notwithstanding any such failure.

(e) The purpose of the conversion pursuant to this Section 5.08 is to effect a exchange between a Stockholder and the Corporation of shares of the same class of securities that does not result in adverse legal, compliance, or regulatory consequences. If any conversion would reasonably be expected to result in adverse legal, compliance or regulatory consequences to any Stockholder as determined in good faith and based on the advice of counsel (which may be in-house counsel) to such impacted Stockholder, the Corporation shall use commercially reasonable efforts to work with the impacted Stockholder to structure such conversion to eliminate or minimize such adverse legal, compliance or regulatory consequences.

(f) On and after the date of a conversion, any shares of voting Capital Stock that have been converted to non-voting Capital Stock shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter.

(g) Written notice shall be given by the Secretary of the Corporation to all Stockholders appearing on the books of the Corporation of any conversion not more than ten (10) days after such conversion, which notice shall specify the number of shares outstanding in each class of the Corporation's Capital Stock following the conversion. In the event that any conversion has resulted in any additional Stockholder owning such number of shares of the Corporation that is in violation of the provisions of this Article V, such Stockholder shall automatically be subject to the provisions of this Section 5.08.

ARTICLE VI
GENERAL PROVISIONS

Section 6.01 Seal. The seal of the Corporation shall be in such form as shall be approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors. The Board of Directors may by resolution determine that the Corporation will not use a seal, in which case the lack of a seal on any document that would otherwise require a seal shall not cause such document to be invalid. If the Board of Directors later determines to adopt a seal for the Corporation, such documents will remain valid without the retroactive application of the Corporate seal.

Section 6.02 Fiscal Year. The fiscal year of the Corporation shall be the calendar year or such other period as may be fixed by the Board of Directors.

Section 6.03 Checks, Notes, Drafts, Etc. All checks, notes, drafts, or other orders for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, Person, or Persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 6.04 Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of Capital Stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation’s Capital Stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 6.05 Benefit Report. The Board of Directors shall biennially cause the Corporation to provide the Stockholders of the Corporation a statement as to the Corporation’s promotion of the public benefit(s) identified in the Corporation’s Certificate of Incorporation, as may be amended from time to time, and of the best interests of those materially affected by the Corporation’s conduct, which statement shall comply with Section 366(b) of the DGCL.

Section 6.06 Conflict with Applicable Law or Certificate of Incorporation. These Bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these Bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

Section 6.07 Forum Selection.

(a) Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for:

(i) any derivative action or proceeding brought on behalf of the Corporation;

(ii) any action asserting a claim for breach of a fiduciary duty owed by any Director, officer, employee, or agent of the Corporation to the Corporation or the Corporation's Stockholders;

(iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws; or

(iv) any action asserting a claim governed by the internal affairs doctrine;

in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of this Section 6.07 is filed in a court other than a court located within the State of Delaware (a "***Foreign Action***") in the name of any Stockholder, such Stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 6.07 (an "***Enforcement Action***"), and (y) having service of process made upon such Stockholder in any such Enforcement Action by service upon such Stockholder's counsel in the Foreign Action as agent for such Stockholder. Any Person purchasing or otherwise acquiring any interest in shares of Capital Stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 6.07.

(b) Notwithstanding the provisions of Section 6.07(a), the Corporation and its Directors, Officers, employees, and agents by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, and GIX LLC, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of GIX LLC, and by virtue of their positions shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC, or GIX LLC, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation shall maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of GIX LLC. The Corporation's Directors, Officers, employees, and agents agree, by virtue of their acceptance of such positions, that the Corporation may accept service of process on their behalf for any such claim.

Section 6.08 Compliance with Laws. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder, and shall shall cooperate with the SEC, GIX LLC, FINRA and any other self-regulatory organizations ("SROs") pursuant to and to the extent of their respective regulatory authority. The Directors, Officers, employees and agents of the Corporation, by virtue of their acceptance of their respective positions, agree to comply, and shall comply, with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with (i) the SEC and GIX LLC in respect of the SEC's oversight responsibilities regarding GIX LLC and the self-regulatory functions and responsibilities of GIX LLC, and (ii) FINRA and any other SROs with respect to such other SRO's oversight responsibilities, and the Corporation shall take reasonable steps necessary to cause its Directors, Officers, employees and agents to so cooperate. No present or past member, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person (other than GIX LLC, which is an intended third-party beneficiary of this Section 6.08) shall have any rights against the Corporation or any Director, Officer, employee or agent of the Corporation under this Section 6.08.

Section 6.09 Contribution to GIX LLC. Upon approval by the Securities and Exchange Commission of GIX LLC's application for registration as a registered national securities exchange pursuant to the Securities Exchange Act of 1934, the Corporation shall promptly make an additional contribution to the GIX LLC in an amount not less than $5,000,000.00 (five million dollars).

Section 6.10 Preservation of Self-Regulatory Function of GIX LLC. Commencing on the Registration Date, notwithstanding any other provision of these Bylaws to the contrary, for so long as the Corporation Controls GIX LLC, the Corporation shall ensure that the Directors, officers, employees and agents of the Corporation give due regard to the preservation of the independence of the self-regulatory function of GIX LLC and to its obligations to investors and the general public and shall not take any actions which would interfere with the effectuation of any decisions by the GIX Board relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of GIX LLC to carry out its responsibilities under the Exchange Act. No present or past Stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Corporation or any Director, Officer, employee or agent of the Corporation under this Section 6.10.

Section 6.11 Books and Records.

(a) The books and records of the Corporation (collectively, the "***Records***") shall be maintained at a location within the United States. The Records may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); *provided that* the Records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the Records so kept comply with Section 224 of the Delaware General Corporation Law (the "***DGCL***"). The Corporation shall so convert any Records so kept upon the request of any Person entitled to inspect such Records pursuant to applicable law.

(b) To the extent the Records are related to the activities of GIX LLC, such Records shall be deemed to be included as part of the Corporate Records of GIX for the purposes of, and subject to oversight pursuant to, the Exchange Act. For so long as the Corporation shall

Control, directly or indirectly, GIX LLC, the Records shall be subject at all times to inspection and copying by GIX LLC, the SEC or other applicable governmental authority that has the right to inspect and copy such Records, provided that such Records are related to the operation or administration of GIX LLC.

(c) All Corporate Records of GIX LLC reflecting confidential information pertaining to the self-regulatory function of GIX LLC (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those Corporate Records of GIX, shall be retained in confidence by the Corporation and the Directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these Bylaws or the Certificate of Formation shall be interpreted so as to limit or impede the rights of the SEC or GIX LLC to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Directors, officers, employees or agents of the Corporation to disclose such confidential information to the SEC or GIX LLC.

Section 6.12 Consent of Directors, Officers, Employees and Agents. The Corporation shall take reasonable steps necessary to cause its Directors, officers, employees and agents, prior to accepting a position as a Director, officer, employee or agent, as applicable, of the Corporation to consent in writing to the applicability to them of the requirements imposed on the Corporation under Section 6.07(b), Section 6.08, Section 6.10, and Section 6.11(c), and to consent to service of process on the Corporation in lieu of personal service of any claim arising out of, or relating to, the activities of GIX LLC.

Section 6.13 Amendments.

(a) Subject to Section 6.13(b), the Certificate of Formation and these Bylaws may be adopted, amended, or repealed or new bylaws may be adopted by the Board of Directors. The Stockholders may make additional bylaws and may adopt, amend, or repeal any bylaws whether such bylaws were originally adopted by them or otherwise.

(b) Notwithstanding Section 6.13(a), commencing on the Registration Date, and for so long as the Corporation shall Control, directly or indirectly, GIX LLC, before any amendment to or repeal of the Certificate of Formation or any provisions in these Bylaws shall be effective, the applicable changes shall be submitted to the GIX Board for review, approval, and filing with the SEC pursuant to Section 19(b) of the Exchange Act and Rule 19b-4 thereunder if such a filing is required under applicable laws, regulations, or rules. The obligations of the GIX Board with respect to proposed changes to the Certificate of Formation or these Bylaws are contained in Section 17.01(b) of the GIX LLC Agreement. If approved by the GIX Board, the proposed changes to the Certificate of Formation or these Bylaws shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be, to the extent required by applicable law.

* * * *

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:58 AM 01/21/2022
FILED 11:58 AM 01/21/2022
SR 20220204113 - File Number 6559296

CERTIFICATE OF INCORPORATION OF GREEN EXCHANGE, PBC A DELAWARE PUBLIC BENEFIT CORPORATION

The undersigned, a natural person, for the purpose of organizing a public benefit corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto,and known, identified, and referred to as the "***General Corporation Law of the State of Delaware***") hereby certifies that:

FIRST: The name of the public benefit corporation (hereinafter called the "***Corporation***") is **Green Exchange, PBC.**

SECOND: The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Corporation Trust Center, Wilmington, County of New Castle, DE 19801, and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

THIRD:

A. The nature of the business or purposes to be conducted by and promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

B. The specific public benefit to be promoted by the Corporation shall be to:

1. Educate investors regarding public companies' commitments to green values as a core element of their mission;
2. Amplify investors' influence regarding public corporations achieving green commitments; and
3. Incentivize companies to reduce the environmental costs and impacts of operations, establish sustainable corporate governance standards, and embed green behaviors and feedback into all levels of the company.

FOURTH: The name and mailing address of the Sole Incorporator is as follows:

Matthew Rubino	Holland & Knight LLP 2929 Arch St. #800 Philadelphia, Pennsylvania 19104

FIFTH: The total number of shares of common stock which the Corporation is authorized to issue is 10,000,000, at a par value of $0.0001 per share, and the total number of shares of preferred stock which the Corporation is authorized to issue is 5,000,000, at a par value of $0.0001 per share.

SIXTH: The board of directors of the Corporation (the "***Board of Directors***") is hereby expressly authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

SEVENTH: The Corporation is to have a perpetual existence.

EIGHTH:

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Corporation's bylaws (the "***Bylaws***").

B. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is authorized and empowered to adopt, alter, amend and repeal the Bylaws of the Corporation in any manner not inconsistent with the laws of Delaware. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

D. Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

NINTH:

A. The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

B. Any disinterested failure to satisfy Section 365 of the General Corporation Law of the State of Delaware shall not, for the purposes of Section 102(b)(7) or 145 of the General Corporation Law of the State of Delaware, constitute an act or omissions not in good faith, or a breach of the duty of loyalty.

C. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

D. Any repeal or modification of this Article IX shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article IX in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

TENTH: Meetings of the stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ELEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate of Incorporation, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 21st day of January, 2022.

/s/ Matthew Rubino
Matthew Rubino
Sole Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "EXM TECHNOLOGIES LLC", FILED IN THIS OFFICE ON THE THIRD DAY OF OCTOBER, A.D. 2018, AT 10:29 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

7085160 8100
SR# 20186956719

Authentication: 203539482
Date: 10-03-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:29 AM 10/03/2018
FILED 10:29 AM 10/03/2018
SR 20186956719 - File Number 7085160

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF
EXM TECHNOLOGIES LLC

The undersigned hereby executes this Certificate of Formation of EXM Technologies LLC (the "Company"), for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

First: The name of the Company is EXM Technologies LLC.

Second: The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Corporation Trust Center, Wilmington, Delaware 19801 (New Castle County). The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed as of the 3rd day of October, 2018.

MEMBERSX HOLDINGS LLC

By: /s/ Michael Weiner
Name: Michael Weiner
Title: Authorized Person

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EXM TECHNOLOGIES LLC", CHANGING ITS NAME FROM "EXM TECHNOLOGIES LLC" TO "MEMX TECHNOLOGIES LLC", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF JANUARY, A.D. 2019, AT 1:34 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7085160 8100
SR# 20190412224

Authentication: 202120652
Date: 01-22-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:34 PM 01/22/2019
FILED 01:34 PM 01/22/2019
SR 20190412224 - File Number 7085160

STATE OF DELAWARE
LIMITED LIABILITY COMPANY

AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
EXM TECHNOLOGIES LLC

The undersigned hereby executes this Amended and Restated Certificate of Formation of EXM Technologies LLC (the "Company") pursuant to Section 18-208 of the Delaware Limited Liability Company Act for the purpose of changing the name of the Company. The original Certificate of Formation was filed in Delaware on October 3, 2018.

First: The name of the Company is MEMX Technologies LLC.

Second: The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Corporation Trust Center, Wilmington, Delaware 19801 (New Castle County). The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned authorized person of the Company, has caused this Amended and Restated Certificate of Formation to be duly executed as of the 22nd day of January, 2019.

By: /s/ Michael Weiner
Name: Michael Weiner
Title: Authorized Person

FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF MEMX TECHNOLOGIES LLC

This First Amended and Restated Limited Liability Company Agreement (as may be amended, restated or supplemented from time to time, the "Agreement") of MEMX Technologies LLC, a Delaware limited liability company (the "Company"), is made and entered into as of February 19, 2020 (the "Effective Date"), by MEMX Holdings LLC, a Delaware limited liability company ("Holdco"), as the sole member of the Company.

RECITALS

WHEREAS, Holdco formed the Company as EXM Technologies LLC, a Delaware limited liability company, on October 3, 2018, by filing a Certificate of Formation for the Company (as may be amended, restated or supplemented from time to time, the "Certificate of Formation") with the Secretary of State of the State of Delaware and entered into the Limited Liability Agreement of the Company dated October 3, 2018 (the "Original LLC Agreement");

WHEREAS, Holdco changed the name of the Company to MEMX Technologies LLC on January 22, 2019; and

WHEREAS, in accordance with the Original LLC Agreement, Holdco desires to amend and restate the Original LLC Agreement to reflect the change in the name and address of the Company.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Article I
Defined Terms

1.1 Definitions. The following terms shall have the following meanings as used in this Agreement:

"Act" means the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101 et seq., as amended and in effect from time to time, and any successor statute.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by, or under direct or indirect common Control with, such Person. The term "Affiliated" shall have a correlative meaning.

"Applicable Law" means, with respect to any Person, any and all (a) federal, territorial, state, local and foreign laws, ordinances, or regulations, (b) codes, standards, rules, requirements, orders and criteria issued under any federal, territorial, state, local or foreign laws, ordinances or regulations, (c) rules of an SRO (including the rules of any national securities exchange or foreign equivalent) and (d) any and all judgments, orders, writs, directives, authorizations, rulings, decisions, injunctions, decrees, assessments, settlement agreements, or awards of any governmental, judicial, legislative, executive, administrative or regulatory authority of the United States of America, or of any state, local, foreign, or multinational government, or any government of any possession or territory of the United States of America, or any subdivision, agency, commission, office or authority of any of the foregoing, in each case (a)-(d), applicable to such Person or its business or properties.

"Bankruptcy" shall have the meaning ascribed thereto in Section 18-304 of the Act.

"Bankruptcy Code" means the Bankruptcy Reform Act of 1978, 11 U.S.C. Section 101 et seq., as amended and in effect from time to time, and any successor statute.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"Control" means (a) the ownership, directly or indirectly, of fifty percent (50%) or more of the voting equity share capital of a specific Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person of which it owns, directly or indirectly, a majority of the ownership or voting interests.

"Distribution" means any dividend or distribution made by the Company to a Member, whether in cash, property or equity securities (including as a result of a stock split or split-up) and whether an operating distribution, liquidating distribution, redemption, repurchase (subject to the proviso below) or otherwise.

"Electronic Transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, and any supra-national, governmental, federal, state, provincial, local governmental or municipal entity or authority and any SRO or other self-regulatory or quasi-governmental organization exercising executive, legislative, judicial, regulatory or administrative functions or pertaining to government (including, in each case, any branch, department or official thereof).

"Managing Member" means the manager of the Company as appointed in or pursuant to Section 6.6.

"Members" means, as of the Effective Date, Holdco, and where applicable following the Effective Date, any other Person that may become a member of the Company in accordance with the provisions of this Agreement, but does not include any Person who has ceased to be a member of the Company in accordance with this Agreement or for any other reason.

"Percentage Interest" means, with respect to a Member, the ratio of the number of Units held by such Member to the total of all then issued and outstanding Units, expressed as a percentage.

"Person" means any individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization or other entity.

"Property" means all real and personal property contributed to or acquired by the Company and any improvements thereto, and shall include both tangible and intangible property.

"Securities Act" means the U.S. Securities Act of 1933, as amended and in effect from time to time, and any successor statute.

"SRO" means a "self-regulatory organization" as defined in Section 3(a)(26) of the Exchange Act.

"Subsidiary" means, in respect of any Person (the "parent"), any other Person which is Controlled by such parent.

"Transfer" means, (a) when used as a verb, to sell, transfer, assign, encumber, pledge, hypothecate, grant any right, option, profit participation or other interest in, or otherwise dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and (b) when used as a noun, a direct or indirect, voluntary or involuntary, sale, transfer, assignment, encumbrance, pledge, hypothecation, grant of any right, option, profit participation or other interest, or other disposition by operation of law or otherwise. The term "Transferee" shall have a correlative meaning.

"Units" means the limited liability company interests issued by the Company to the Members and, where applicable, having the powers, preferences, priorities and rights and the qualifications, limitations and restrictions set forth in this Agreement. For the sake of clarity, the Units shall constitute the "limited liability company interests" of the Company for all purposes of, and within the meaning set forth in, the Act and shall represent interests in ownership, profits and losses of the Company.

1.2 Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective Sections of this Agreement set forth opposite each such term below.

Term	**Section**
Additional Units	5.2
Agreement	preamble
CEO	6.7(b)
Certificate of Formation	recitals
Company	preamble
Covered Person	7.1(a)
Effective Date	preamble
Fiscal Year	11.2
Holdco	preamble
Losses	7.2(a)
Officers	6.7(a)
Original LLC Agreement	recitals
Regulator	10.3(b)

1.3 Rules of Construction. The definitions in this Article I shall apply equally to both the singular and plural forms of the terms defined. Unless the context requires otherwise, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections and Schedules shall be deemed to be references to Articles and Sections of, and Schedules to, this Agreement unless the context requires otherwise. All Schedules attached hereto shall be deemed incorporated herein as if set forth in full herein, and the words "hereof," "herein" and "hereunder" and words of similar import shall refer to this Agreement as a whole, including all Schedules, and not to any particular provision of this Agreement. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." References to a Person are also to its permitted successors and permitted assigns. Except as otherwise expressly provided herein, any agreement, instrument or statute referred to herein means such agreement, instrument or statute as it may be amended, modified, supplemented or restated from time to time, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references.

1.4 Effectiveness. This Agreement shall take effect from the Effective Date and shall continue until terminated.

Article II
Organization

2.1 Agreement; Inconsistencies with Applicable Law.

(a) This Agreement amends and restates the Original LLC Agreement in its entirety. From and after the Effective Date, this Agreement constitutes the "limited liability company agreement" of the Company within the meaning of the Act.

(b) This Agreement shall govern the relationship of the Company and the Members following the Effective Date. In the event of any conflict between the terms of this Agreement and the Act, the terms of this Agreement shall govern to the greatest extent permitted by Applicable Law. If any provision of this Agreement is prohibited or ineffective under Applicable Law, this Agreement shall be considered amended to the smallest degree possible in order to make such provision effective under Applicable Law.

2.2 Name. The name of the Company shall be MEMX Technologies LLC. However, the business of the Company may be conducted, upon compliance with all Applicable Laws, under any other name selected by the Managing Member from time to time.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered office named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Managing Member may designate from time to time in the manner provided by Applicable Law. The registered agent of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Managing Member may designate from time to time in the manner provided by the Act and Applicable Law. The principal office of the Company as of the Effective Date is at 111 Town Square Place, Suite 520, Jersey City, NJ 07310 (and shall thereafter be at such principal office as determined by the Managing Member from time to time) and the Company shall maintain there the records required to be maintained under Section 18-305 of the Act. In addition, the Company may maintain such other offices as the Managing Member may deem advisable at any other place or places within or without the State of Delaware.

2.4 Intent. The Company shall not be operated or treated as a partnership for purposes of Section 303 of the Bankruptcy Code.

2.5 Interest of Members; Property of Company. Units held by a Member shall be personal property of said Member for all purposes. All Property owned by the Company shall be deemed Property of the Company that is owned by the Company as an entity, and no Member shall own such Property in an individual capacity. No Member shall be entitled to interest on or with respect to any capital contribution. Except as provided in this Agreement, no Member shall be entitled to withdraw any part of such Member's capital contribution or to receive Distributions from the Company.

Article III
Purpose; Powers

3.1 Purpose. Subject to the provisions of this Agreement, the object and purpose of, and the nature of the business to be conducted and promoted by, the Company shall be to carry on any lawful business or activity and to have and exercise all of the powers, rights and privileges which a limited liability company organized pursuant to the Act may have and exercise, in each case as approved by the Managing Member.

3.2 Powers of the Company. The Company shall possess the power to do anything not prohibited by the Act, by other Applicable Law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in this Article III, (b) to make, perform and enter into any contract, commitment, activity or agreement relating to the matters referred to in clause (a), (c) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account or otherwise, checks payable or belonging to the Company from any other Person, and to draw checks or other orders for the payment of money on any such account, (d) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company, (e) to borrow funds, issue evidence of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company, (f) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons as necessary or appropriate to carry out the business and affairs of the Company, and to pay fees, expenses, salaries, wages and other compensation to such Persons, (g) to bring, defend and compromise actions, in its own name, at law or in equity and (h) to take all actions and do all things necessary or advisable or incidental to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

Article IV
The Units

4.1 Units; Additional Classes of Units.

(a) (i) The Company's equity interests shall be represented by Units. Units shall have all obligations, rights, and privileges as are specifically provided in this Agreement; provided, however, that Units shall not have any voting rights under this Agreement or the Act. The Company is authorized to issue 1,000 Units plus any additional Units the issuance of which is authorized by the Managing Member.

(ii) The number of Units held by, and Percentage Interest of, each Member, is set forth on Schedule 1, as amended from time to time in accordance with this Agreement.

(b) The Managing Member may authorize additional classes of Units which shall have such obligations, rights, and privileges as the Managing Member may determine, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to such class or classes of Units, subject, in each case, to the provisions of this Agreement. The Members hereby agree that if an additional class of Units is authorized by the

Managing Member pursuant to this Section 4.1(b), the Members shall in good faith agree upon appropriate amendments to this Agreement to provide for such class of Units.

Article V
Contributions of Members

5.1 Capital Contributions. A Member may make capital contributions to the Company at such times, in such manner and in such amounts as such Member may elect. The value assigned to any capital contribution shall be equal to the amount of cash and, if applicable, the fair market value of all other assets, services and/or properties contributed by the applicable Member.

5.2 Additional Units. If a Member makes a capital contribution to the Company as set forth in Section 5.1, the Managing Member shall determine whether such Member shall receive any Units (the "Additional Units") as a result of such capital contribution. If the Managing Member determines to issue Additional Units to a Member as set forth in the previous sentence, the Managing Member shall determine the number of Additional Units that shall be so issued to such Member and shall promptly issue such Additional Units to such Member. The respective Percentage Interests of each Member shall be adjusted to account for such issuance of Additional Units. Promptly following the date of such issuance, the Managing Member shall amend Schedule 1 to amend the number of Units held by each Member and the new Percentage Interest held by each Member.

Article VI
Members; Governance

6.1 Limited Liability.

(a) To the maximum extent permitted by the Act and under other Applicable Law, no Member or its Affiliates shall be personally liable for any debt, obligation, or liability of the Company or any of its Subsidiaries or other Members by reason of being a Member, regardless of whether that liability or obligation arises in contract, tort or otherwise. No Member or its Affiliates shall have any responsibility to restore any negative balance in its capital account, if any, or to contribute to or in respect of the liabilities or obligations of the Company or of any of its Subsidiaries or return Distributions made by the Company not in error (or in accordance with the provisions of this Agreement, including Section 8.1).

(b) To the maximum extent permitted by the Act and under other Applicable Law, no Member shall have any fiduciary or other duty to another Member or its respective Affiliates, the Company, any of its Subsidiaries or any other Person with respect to the business and affairs of the Company or of any of its Subsidiaries.

6.2 Admission of New Members. A Person may be admitted as a new Member as follows:

(a) pursuant to a Transfer permitted by Article XII; or

(b) as determined by the Managing Member.

6.3 Record of Members. The Managing Member shall be responsible for maintaining, at the Company's principal place of business, an up-to-date list of all Members, which shall reflect the name of each Member and the number of Units and the Percentage Interest then held by such Member.

6.4 Cessation of Status as Member. No Member shall have the right or power to resign, withdraw or retire from the Company except in compliance with the provisions of this Agreement. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in Section 18-304 of the Act. As soon as any Person who is a Member ceases to own or hold any Units, such Person shall no longer be a Member.

6.5 Limitations on Member Authority.

(a) Members in their capacity as such shall not have meetings or voting rights with respect to any matter whatsoever. The management of the Company shall be vested in the Managing Member and the duly authorized officers of the Company as set forth herein. For the avoidance of doubt, Members shall be specifically denied any and all voting and management rights under this Agreement and the Act (provided, for the sake of clarity, that a Member that is the Managing Member shall have all the management and other rights granted to the Managing Member under this Agreement).

(b) None of the Units shall confer any rights on the Members (in their capacity as such) to participate in the control and management of the business of the Company or any Subsidiary of the Company. No Member its capacity as such shall have any power or authority to bind, to act or purport to act on behalf of the Company or any Subsidiary of the Company in any manner or to pledge the Company's credit or to render the Company liable for any purpose (provided, for the sake of clarity, that a Member that is the Managing Member shall have all such power and authority in its capacity as the Managing Member).

6.6 Managing Member.

(a) The management of the Company shall be vested in the Managing Member. Holdco shall be the Managing Member as of the Effective Date.

(b) The Managing Member acting in its capacity as such shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by managers of a limited liability company under the laws of the State of Delaware. The Managing Member has the power and authority to bind the Company, act or purport to act on behalf of the Company in any manner, to pledge its credit and to render it liable for any purpose. The Managing Member may take action by written consent. Persons dealing with the Company shall be entitled to rely conclusively on the power and authority of the Managing Member.

(c) The Company may reimburse the Managing Member for all reasonable, actually incurred out-of-pocket costs and expenses incurred by it on behalf of the Company.

(d) If at any time Holdco ceases to be the Managing Member for any reason, Holdco shall appoint a new Managing Member.

(e) To the maximum extent permitted by the Act and under other Applicable Law, the Managing Member shall not have any fiduciary or other duty to another Member or its respective Affiliates, the Company, any of its Subsidiaries or any other Person with respect to the business and affairs of the Company or of any of its Subsidiaries.

(f) The Managing Member shall not be liable, responsible or accountable in damages or otherwise to the Company or any of the Members for any acts performed or omitted within the scope of his, her or its authority other than acts or omissions that involve bad faith, fraud or willful misconduct.

6.7 Officers.

(a) The Managing Member shall appoint such officers of the Company ("Officers") and agents of the Company as the Managing Member shall from time to time deem necessary. Such Officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as (i) required by Applicable Law, and (ii) the Managing Member shall from time to time determine, as applicable.

(b) Subject to the Managing Member's oversight, the Chief Executive Officer of the Company (the "CEO") shall be an Officer and shall be responsible for the day-to-day management of the business of the Company with respect to such duties and rights as are delegated to the CEO by the Managing Member, and the CEO shall see that all orders and resolutions of the Managing Member are carried into effect.

(c) The Officers of the Company, to the extent of their powers set forth in this Agreement or otherwise vested in them by the Managing Member not inconsistent with this Agreement and Applicable Law are agents of the Company for the purpose of the Company's business, and the actions of the Officers of the Company taken in accordance with such powers shall bind the Company.

(d) Except to the extent otherwise provided herein, each Officer of the Company shall have a fiduciary duty of loyalty and care similar to that of officers of business corporations organized under the General Corporation Law of the State of Delaware.

(e) Any Person dealing with the Company may rely upon a certificate signed by an Officer of the Company designated by the Managing Member, as to the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company.

Article VII
Exculpation and Indemnification

7.1 Exculpation of Covered Persons.

(a) Covered Persons. As used herein, the term "Covered Person" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates, and (iii) each manager, officer, employee, manager, agent or representative of the Company or any Subsidiary of the Company.

(b) Standard of Care. No Covered Person shall be liable to the Company, any Subsidiary of the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, net income or net losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another manager; (ii) one or more officers or employees of the Company or any Subsidiary of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company or any Subsidiary of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company or any Subsidiary of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Act.

7.2 Indemnification.

(a) Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of any of the foregoing in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company Subsidiary; provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.2; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 7.2, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) Entitlement to Indemnity. The indemnification provided by this Section 7.2 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d) Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Managing Member may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 7.2 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(f) Savings Clause. If this Section 7.2 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 7.2 to the fullest extent permitted by any applicable portion of this Section 7.2 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(g) Amendment. The provisions of this Section 7.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 7.2 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 7.2 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

7.3 Survival. The provisions of this Article VII shall survive the dissolution, liquidation, winding up and termination of the Company.

Article VIII
Distributions

8.1 Current Distributions. The Company shall distribute cash or property to the Members in such amounts, at such times and as of such record dates as the Managing Member shall determine, unless the Distribution is a liquidating distribution, which shall be made in the manner set out in Section 13.3.

8.2 Limitations. The Company shall not make a Distribution to any Member on account of its interest in the Company if, and to the extent, such Distribution would violate Section 18-607(a) or Section 18-804(a) of the Act or other Applicable Law.

Article IX
Tax Treatment of the Company

9.1 Disregarded Entity. As a limited liability company with a single owner, the Company intends to be treated as an entity disregarded from its owner for U.S. federal and applicable state income taxes. The Company will not make an election set forth in Treasury Regulations Section 301.7701-3(c) to be treated as other than a disregarded entity.

Article X
Books, Records and Accounting

10.1 Books of Account. The Managing Member shall cause to be entered in appropriate books, kept at the Company's principal place of business, all transactions of or relating to the Company and its Subsidiaries. The books and records of the Company shall be made and maintained, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Managing Member.

10.2 Deposits of Funds. All funds of the Company shall be deposited in its name in such checking, money market, or other account or accounts as the Managing Member may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Managing Member shall determine.

10.3 Inspection Rights; Regulatory Access and Supervision.

(a) Each Member shall have access to and the right, at its sole cost and expense, to inspect and copy the Company's books and records and to inspect the Company's facilities during normal business hours.

(b) The Company shall, and shall cause its Subsidiaries to, provide any Governmental Authority having regulatory examination authority over a Member or any of its Affiliates, as applicable (such Governmental Authority, a "Regulator"), reasonable access to (and copies as requested of) the Company's or its Subsidiaries' records, accounts, files, programs or systems.

(c) Each Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in connection with the inspections pursuant to this Section 10.3 relating to such Member; provided, that the Company shall be responsible for any out-of-pocket costs and expenses incurred in connection with an inspection by a Regulator if such inspection was a direct result of an action or failure to act by the Company or any Subsidiary of the Company.

10.4 Operating Expenses. The Company shall pay all current expenses, including administrative expenses and fees, before any Distributions may be made to the Members. Appropriate reserves may be determined and charged to the Members (in accordance with generally accepted accounting principles) for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Managing Member.

Article XI
Tax Matters

11.1 Tax Returns and Reports. The Managing Member shall be responsible for timely filing or causing to be filed all tax returns and reports of the Company and its Subsidiaries.

11.2 Fiscal Year. The Company's "Fiscal Year" shall be January 1 to December 31.

Article XII
Transfer Restrictions

12.1 Restriction on Transfers. Each Member may Transfer any and all of such Member's Units at any time to any Person; provided that such Member shall obtain written consent of the Managing Member to such Transfer prior to the consummation of such Transfer. Notwithstanding the foregoing, a Member may not Transfer any Units to the extent such Transfer would result in (a) a violation of the Securities Act or any other Applicable Law, (b) the Company being required to register as an investment company under the U.S. Investment Company Act of 1940, as amended, or (c) the Company being required to register as an investment adviser under state or federal securities laws.

12.2 Amendment of Schedules. In the event of any Transfer of Units in accordance with this Article XII, the Managing Member shall amend Schedules 1, 2 and 3 to appropriately reflect such Transfer.

Article XIII
Term and Dissolution

13.1 Term. The legal existence of the Company shall be perpetual, unless the Company is sooner dissolved pursuant to Section 13.2.

13.2 Dissolution.

(a) The Company shall be dissolved and its affairs wound up upon the first to occur of:

(i) the election to dissolve the Company made by the Managing Member;

(ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act;

(iii) the withdrawal, expulsion, Bankruptcy, or dissolution of the last remaining Member, or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company, unless the business of the Company is continued without dissolution in accordance with the Act; and

(iv) the occurrence of any other event that causes the dissolution of a limited liability company under the Act, unless the Company is continued without dissolution in accordance with the Act.

(b) Upon dissolution of the Company, the business of the Company shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Managing Member. In winding up the Company's affairs, every effort shall then be made to dispose of the assets of the Company in an orderly manner, having regard to the liquidity, divisibility and marketability of the Company's assets.

13.3 Application and Distribution of Assets. Upon windup of the Company, the Company shall distribute its assets as follows: (a) first, to creditors of the Company, including Members who are creditors, to the extent permitted by Applicable Law, whether by payment or the making of reasonable provision for the payment thereof, and including any contingent, conditional and unmature liabilities of the Company, taking into account the relative priorities thereof, (b) second, to the Members and former Members in satisfaction of liabilities under the Act for distributions to such Members, and (c) third to the Members in accordance with their Percentage Interests.

13.4 Termination of the Company. The separate legal existence of the Company shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article XIII, and a Certificate of Cancellation shall have been filed in the manner required by Section 18-203 of the Act.

Article XIV
General Provisions

14.1 Entire Agreement; Integration. This Agreement contains the sole and entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

14.2 Amendments. The terms and provisions of this Agreement may be modified or amended at any time by the prior written consent of Holdco; provided, however that (a) any amendment to the Agreement that materially and adversely affects the material rights of any Member disproportionately to the other Members shall also require the prior written consent of such affected Member, which consent shall not be unreasonably withheld or delayed and (b) the Managing Member may amend Schedules 1, 2 and 3 from time to time so as to accurately reflect the information contained thereon upon (i) the admission of a new Member, (ii) the withdrawal of a Member, (iii) any change in the number or class of Units owned by a Member, (iv) any change in the address of a Member as the Company is notified by such Member, (v) any change in the address of the principal office of the Company, (vi) issuance of Additional Units and (vii) any change in a Percentage Interest of a Member.

14.3 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

14.4 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth in Schedule 2 and Schedule 3, as applicable, (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14.4).

14.5 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

14.6 Governing Law; Waiver of Jury Trial.

(a) All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

(b) **EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.**

14.7 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in Section 14.4 shall be effective service of process for any suit, action or other proceeding brought in any such court.

14.8 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

14.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

14.10 Survival. The provisions of Sections 6.1, 6.6(c) (as it relates to any expenses incurred prior to the termination of this Agreement), 6.6(e), 6.6(f), 10.3, 10.4 and Article VII (as it relates to any actions taken prior to the termination of this Agreement), Article XIII and this Article XIV shall survive the termination of this Agreement for any reason, whether as a result of a merger, combination or otherwise, and shall remain an obligation of the Company or any successor entity regardless of any merger, combination or any other transaction taking place. All other rights and obligations of the Members shall cease upon the termination of this Agreement.

14.11 Assignment. This Agreement shall not be assigned or transferred by any party, in whole or in part, except in conjunction with any Transfer permitted pursuant to Article XII.

14.12 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

14.13 Third Party Beneficiaries. Except for the rights of Covered Persons pursuant to Article VII of this Agreement, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

14.14 Applicable Approvals. Each party shall, if applicable, give any notices to, make any filings or submissions with, and use its commercially reasonable efforts to obtain at the earliest practical date any authorizations, consents or approvals of, and/or expiration of applicable waiting periods imposed by, any Governmental Authorities which are necessary to consummate the transactions contemplated hereunder. Each party shall furnish to the other parties such necessary information and reasonable assistance and cooperation as such other parties may request in connection with the foregoing. The parties shall use commercially reasonable efforts to comply as promptly as practicable with any requests made for any additional information in connection with such filings or actions. The parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority and use commercially reasonable efforts to comply promptly with any such inquiry or request

14.15 Further Assurance. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

[*Signature Page Follows*]

The undersigned, MEMX Technologies LLC, hereby agrees to perform and abide by all the provisions of this First Amended and Restated Limited Liability Company Agreement to be performed by or which are applicable to it.

MEMX TECHNOLOGIES LLC

by its Managing Member,
MEMX HOLDINGS LLC

By: ______________________________
Name: Jonathan Kellner
Title: CEO

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this First Amended and Restated Limited Liability Company Agreement as of the date first written above.

MEMX HOLDINGS LLC

By: ____________________________
Name: Jonathan Kellner
Title: CEO

Schedule 1

Number of Units and Percentage Interests as of the Effective Date

Name of Member	Number of Units	Percentage Interest
MEMX Holdings LLC	1,000	100%
Total:	**1,000**	**100%**

Schedule 2

Addresses of Members for Notices

Member:

MEMX Holdings, LLC
111 Town Square Place, Suite 520
Jersey City, NJ 07310
Attention: Jonathan Kellner
Email: jkellner@memx.com

Schedule 3

Principal Office of the Company

Notices to the Company should be provided to:

MEMX Technologies LLC
111 Town Square Place, Suite 520
Jersey City, NJ 07310
Attention: Jonathan Kellner
Email: jkellner@memx.com

Exhibit I

Green Impact Exchange, LLC
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2025

Exhibit I
For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Green Impact Exchange, LLC ("GIX" or the "Exchange") is a wholly owned subsidiary of Green Exchange, PBC ("GEPBC") organized for the purpose of holding a registered exchange license. The Exchange's Form 1 application for registration as a national securities exchange was approved by the Commission on April 11, 2025 and the Exchange has not yet commenced operations. Accordingly, the Exchange does not have audited financial statements for year-end 2024.

Green Exchange, PBC

Profit and Loss

January - December 2024

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & marketing	6,093.31
Bank fees & service charges	212.00
Charitable Donations	3,825.00
Employee benefits	
Workers' compensation insurance	976.33
Total Employee benefits	**976.33**
Filing Fees	1,948.20
Interest paid	15.50
Legal & Professional Fees	
Accounting Fees	31,050.00
Consultant Fees	666,436.12
Legal Fees	1,815.80
Management Fees	-337.00
Total Legal & Professional Fees	**698,964.92**
Meals	4,024.49
Memberships & subscriptions	1,975.45
Office expenses	
Office Programs & Software	87,914.86
Total Office expenses	**87,914.86**
Payroll expenses	2,155.74
FICA Expense	32,053.50
FUTA Expense	192.00
Salaries & wages	419,000.00
SUI/SDI Expense	3,061.76
Total Payroll expenses	**456,463.00**
Rent Expense	2,203.25
Seminars & Conferences	15,657.00
State & Local Taxes	
CT Corporate Tax	250.00
NJ Corporate Tax	500.00
NYC Corporate Tax	25.00
NYS Corporate Tax	25.00
Total State & Local Taxes	**800.00**
Travel	
Hotels	2,363.41
Parking & tolls	310.70

Green Exchange, PBC

Profit and Loss

January - December 2024

	TOTAL
Transportation Expense	5,324.55
Total Travel	**7,998.66**
Website Domain/Hosting	499.97
Total Expenses	**$1,289,571.94**
NET OPERATING INCOME	**$ -1,289,571.94**
Other Expenses	
Depreciation	660.60
Total Other Expenses	**$660.60**
NET OTHER INCOME	**$ -660.60**
NET INCOME	**$ -1,290,232.54**

Green Exchange, PBC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOFA CHKG 7924	19,636.58
Total Bank Accounts	**$19,636.58**
Accounts Receivable	
Accounts receivable (A/R)	250.00
Total Accounts Receivable	**$250.00**
Other Current Assets	
Prepaid Taxes	250.00
Total Other Current Assets	**$250.00**
Total Current Assets	**$20,136.58**
Fixed Assets	
Accumulated depreciation	-1,156.05
Computers	3,303.24
Total Fixed Assets	**$2,147.19**
TOTAL ASSETS	**$22,283.77**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued Expenses	11,556.41
Payroll Taxes Payable	99.00
State/Local Income Tax Payable	800.00
Total Other Current Liabilities	**$12,455.41**
Total Current Liabilities	**$12,455.41**
Long-Term Liabilities	
SAFE Notes	1,954,000.00
Total Long-Term Liabilities	**$1,954,000.00**
Total Liabilities	**$1,966,455.41**
Equity	
Common stock	250.00
Additional Paid-In Capital	
Equity APIC - Stock Options	79,970.39
Total Additional Paid-In Capital	**79,970.39**
Total Common stock	**80,220.39**
Preferred stock	121.47
Additional Paid-In Capital	2,099,876.89
Total Preferred stock	**2,099,998.36**
Retained Earnings	-2,834,157.85

Green Exchange, PBC

Balance Sheet

As of December 31, 2024

	TOTAL
Net Income	-1,290,232.54
Total Equity	**$ -1,944,171.64**
TOTAL LIABILITIES AND EQUITY	**$22,283.77**

Green Impact Exchange LLC
Date of filing: ~~May 9, 2024~~February 28, 2025
Date as of which the information is accurate: ~~May 9, 2024~~February 27, 2025

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. *Name.*
2. *Title.*
3. *Dates of commencement and termination of term of office or position.*
4. *Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)*

Directors of Green Impact Exchange, LLC ("GIX")

The Exchange Board will be composed of at least 10 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors, one of whom will be the Lead Independent Director), (B) Industry Directors (including Holdco Investor Directors, as defined in Section 1.01 of the First Amended and Restated Limited Liability Agreement of GLX LLC) and (C) Member Representative Directors (which shall not include Holdco Investor Directors) to meet the following composition requirements: (A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Holdco Investor Directors); and (B) the number of Member Representative Directors (which shall not include Holdco Investor Directors) shall be at least twenty percent (20%) of the Board.

If the Commission approves the Exchange's Form 1 Application, Green Exchange, PBC ("GEPBC"), as the sole LLC member of the Exchange, will appoint interim Directors of the Exchange Board (the "Interim Board") which will include interim Member Representative Director(s), at a special meeting of GEPBC. Upon the appointment of the Interim Directors by GEPBC, the Interim Board would meet the Board composition requirements set forth in the Exchange LLC Agreement. Prior to the commencement of operations as an Exchange, the Exchange represents that it would complete the full nomination, petition, and voting processes set forth in the Exchange LLC Agreement, which would provide persons that are approved as Members of the Exchange after approval of the Exchange's Form 1 by the Commission with the opportunity to participate in the selection of Member Representative Directors as promptly as possible after the effective date of the revised Exchange LLC Agreement, and replace the Interim Board.

The following persons will be directors of GIX:

Name	Classification	Term	Type of Business
Daniel Labovitz (Board Chairperson)	Industry/HoldCo Investor/Chief Executive Officer		Board Chairman and Exchange Officer
Charles Dolan	Industry/HoldCo Investor		Exchange Officer
[TBD]	Industry/HoldCo Investor		
[TBD]	Member Representative		
[TBD]	Member Representative		
[TBD]	Non-Industry/ Independent		Lead Independent Director[1]
[TBD]	Non-Industry/ Independent		
[TBD]	Non-Industry/ Independent		Public Investor Representative
[TBD]	Non-Industry		Issuer Representative
[TBD]	Non-Industry		

<u>Officers of GIX</u>

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The initial officers of the Exchange are listed below. (**Officer positions marked with an asterisk are cross-appointed as officers in the same positions for both Holdco and the Exchange.**) If the Commission approves the Exchange's Form 1 Application, additional officers will be appointed.

Title	Name	Commencement Date	Termination Date
Chief Executive Officer*	Daniel Labovitz		
Chief Operating Officer*	Charles Dolan		
Chief Financial Officer*	[TBD]		
Chief Regulatory Officer	James Buckley		
Chief Strategy Officer*	Alex Kontoleon		
Chief Trading and Technology Officer	[TBD]		
Chief Legal Officer and Secretary*	[TBD]		
Chief ~~Green~~<u>Sustainability</u> Officer	[TBD]		

[1] As provided in Section 7.03(d) of the Exchange LLC Agreement, one independent director will be elected as the Lead Independent Director.

Committees of GIX

The Exchange anticipates that it will establish the Exchange Board committees listed below, each of which will be composed of at least three members. Appointments to each committee will include a mix of industry and non-industry members, in accordance with Article 8 of the Exchange LLC Agreement, unless Article 8 requires otherwise with respect to a specific committee. The Chairperson of each committee is denoted with an asterisk.

Appeals Committee of GIX

Name	Classification	Term	Type of Business
[To be provided]*	Independent Director		
[To be provided]	Independent Director		
[To be provided]	Member Representative Director		

Nominating Committee

Name	Classification	Term	Type of Business
Charles Dolan*	Industry/ Holdco Investor		COO
[To be provided]	Independent/Non-Industry		
[To be provided]	Independent/Non-Industry		

Member Nominating Committee[2]

Name	Classification	Term	Type of Business
[To be provided]	Member Representative		
[To be provided]	Member Representative		
[To be provided]	Member Representative or panel member		
[To be provided]	Broker or panel member		
[To be provided]	Broker Member or panel member		

Regulatory Oversight Committee

Name	Classification	Term	Type of Business
[To be provided]*	Independent Director		
[To be provided]	Independent Director		

[2] Pursuant to Section 8.07(c) of the Exchange LLC Agreement, the members of the Member Nominating Committee will select a chairperson for the Committee.

[To be provided]	Independent Director		

Governance and Sustainability Oversight Committee[3]

Name	Classification	Term	Type of Business
Daniel Labovitz	CEO/*Ex officio*		
[To be provided]	Member Representative Director		
[To be provided]	Non-Industry/Issuer Representative Director		
[To be provided]	Non-Industry/Public Investor Representative Director		

[3] The selection of a chairperson to be determined.

Green Impact Exchange, LLC
Date of filing: June 30, 2025
Date as of which information is accurate: June 30, 2025

EXHIBIT K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Direct Ownership of the Applicant:

Green Exchange, PBC ("GEPBC") is the parent of Applicant Green Impact Exchange, LLC ("GIX"). GIX became a subsidiary of GEPBC upon formation on [DATE]. GEPBC directly owns 100% of the membership interests in GIX, and exercises "control" over GIX, as that term is defined in the Form 1 instructions.

Indirect Ownership of the Applicant:

GEPBC has two classes of shares: preferred and common. The total number of shares (preferred and common) that has been authorized and issued by the company is 4,127,496. Preferred shares are convertible to common at a 1:1 ratio.

Through GEPBC, GIX has four indirect owners who currently hold greater than 5% of GEPBC's shares, calculated for concentration purposes without regard to the class of Capital Stock[1] held by the Stockholder. The ownership percentage is calculated by dividing the number of shares held by such Stockholder by the total number of authorized and issued shares, without regard to class:

[1] Capitalized terms used in this Exhibit that are not defined herein will have the definition contained in the proposed Amended Bylaws of GEPBC submitted in Exhibit C to the Form 1.

Full Legal Name	GEPBC Status	Date of ownership	GEPBC Shares Held	% Ownership of GEPBC	Control Person of GEPBC
Daniel Labovitz	Shareholder (common)	21-Jan-22	1,250,000	30.30	Yes
Charles Dolan	Shareholder (common)	21-Jan-22	1,125500	27.27	Yes
Askar Tashtitov	Shareholder (preferred)	2-Mar-22	495,502	12.01	No
Arif Kuzhukeyev	Shareholder (preferred)	2-Mar-22	454,917	11.02	No

GEPBC Proposed Ownership and Voting Restrictions:

Section 5.05(a)(i) of the Amended Bylaws restricts any Stockholder from owning more than 40% of any class of Capital Stock of the Corporation. In the event that any Stockholder owns more than 40% of any class of Capital Stock of the Corporation, GEPBC will apply the provisions of Section 5.05(b) and 5.05(c) of the proposed Amended Bylaws to determine the appropriate remedy.

Section 5.05(a)(iii) of the Amended Bylaws restricts any Stockholder individually or related Persons collectively from voting more than 20% of the Capital Stock of the Corporation. Section 5.08(b) of the proposed Amended Bylaws provides that if, at the time of adoption of the proposed Amended Bylaws or thereafter, any Stockholder of GEPBC owns individually, or any related Persons collectively own, more than 20% of the Capital Stock of the Corporation, such Stockholder(s) will be subject to automatic, immediate, and irrevocable conversion (on a one-to-one basis) of the minimum number of the Stockholder's shares into non-voting shares of the same class necessary to ensure that the Stockholder(s) is (are) not in violation of the proposed Amended Bylaws' voting restrictions.

Green Impact Exchange, LLC
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2025

Exhibit M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name;**
2. **Date of election to membership or acceptance as a participant, subscriber or other user;**
3. **Principal business address and telephone number;**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions);! person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**
6. **The class of membership, participation or subscription or other access.**

The Exchange has not yet commenced operations and currently has no Members. As part of the execution of its plan to launch trading operations, GIX will initiate the process of onboarding members of the Exchange in accordance with Chapter 2 of the GIX Rules (see Exhibit B).

Green Impact Exchange, LLC
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2025

Exhibit N

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

The Exchange has not commenced operations and, therefore, it has no securities that are traded on the Exchange. As provided in its Form 1 Application for Registration as a National Securities Exchange, the Exchange intends to trade equity securities, as defined in Section 3(a)(11) of the Exchange Act, that are also National Market System ("NMS") securities, as defined by Regulation NMS Rule 600(b)(47), and are Continuous Net Settlement ("CNS") clearing eligible at the National Securities Clearing Corp. ("NSCC"). NMS stocks include NYSE-listed (Tape Plan A), NASDAQ-Listed (Tape Plan C) and other-listed (Tape Plan B) securities. All such securities are registered under Section 12(a) of the Exchange Act.

The Exchange intends to allow companies currently listed on other national securities exchanges to dually-list their securities on GIX. The Exchange does not intend to have original listings upon launch but intends to do so at a future date. GIX will seek appropriate regulatory approvals to have original listings by filing a Form 19b-4 with the Commission prior to offering original listings.